PENGROWTH
ENERGY TRUST

2003 annual report

the benchmark of energy trusts

Relative Index Values
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(200)
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Pengrowth
S&P /TSX
S&P 500
Cdn Oil & Gas Producers' Index

Total return assumes reinvestment of distributions.

Relative Total Return Performance

Dawna Gibb • Caroline Mendoza

John McInnes • Kathy Fidyk • Kate Langejans • Leslie Harris
Tyler Simms • Jeannine Hannah

All pictures provided by Pengrowth Team Members

Units of Pengrowth Energy Trust trade on The Toronto Stock Exchange under the symbol PGF.UN and on The New York Stock Exchange under the symbol PGH.

Pengrowth Energy Trust is one of North America's largest energy trusts, with a market capitalization of $2.6 billion at December 31, 2003 and an enterprise value of approximately $2.9 billion.

Pengrowth pays monthly distributions to unitholders based on the net cash flow (after fees and expenses) generated from a portfolio of high quality crude oil and natural gas properties in the Western Canada Sedimentary Basin and off the east coast of Canada.

Annual General Meeting

     The annual meeting of the unitholders of Pengrowth Energy Trust will be held on Thursday, April 22, 2004 at 3:00 p.m. MST, in the McMurray Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta. Unitholders who are unable to attend are urged to complete, sign and mail their proxies to ensure their units will be voted at the meeting.

What’s Inside

01. Introduction
02. Highlights
04. President’s Message
14. Review of Key Properties and Operations
36. Operations Statistical Review
40. Health, Safety, Environment and Community
42. Management’s Discussion & Analysis
66. Financial Statements & Notes
100. Corporate Governance
104. Board of Directors

Note: All figures in Canadian dollars unless otherwise specified.

Bob Hodgins • Bruce Malcolm • Faryal Khawaja • Grant Twanow • Kirsten Kulyk • Shane Bradley • Graham Wright • Sally Elliot • Rob Moriyama • Terry Fong

An established benchmark for 15 years

Performance	•	15 year compound rate of return of 20 percent

	•	$25.66 cash per unit distributed since 1989, including $2.66 in 2003

Production	•	49,033 boe per day produced in 2003 from high quality assets and facilities located across Western Canada and offshore Nova Scotia on Canada’s east coast

Reserves	•	An average proved plus probable (P50) reserve life index from all properties of 10.6 years, one of the highest in the Canadian energy trust sector

People	•	217 employees committed to performance excellence and unitholder value

Pengrowth Energy Trust  •  2003 annual report   1

Financial Highlights

(thousands, except per unit amounts)
Twelve months ended December 31	2003	2002		% Change
Income Statement
Oil and gas sales	$682,795	$482,301		+ 42
Net income	$189,297	$56,955	*	+ 232
Per weighted average unit	$1.63	$0.63	*	+ 158
Distributable cash	$313,415	$194,458		+ 61
Actual distributions paid or declared per unit	$2.68	$2.07		+ 29
Weighted average number of units outstanding	115,912	89,923		+ 29
Units outstanding at year-end	123,874	110,562		+ 12
Balance Sheet
Working capital	$12,966	$(36,568)
Property, plant and equipment and other assets	$1,530,359	$1,493,047	*	+ 2
Long-term debt	$259,300	$316,501		(18)
Unitholders’ equity	$1,159,433	$1,073,164	*	+ 8

Long-term debt plus equity, at book value	$1,418,733	$1,389,665		+ 2

Equity market capitalization	$2,632,315	$1,628,583		+ 62
Enterprise value **	$2,891,615	$1,945,084		+ 49
Net asset value @ 10%	$1,124,433	$1,239,322		(13)
Net asset value per unit @ 10%	$9.08	$11.21		(23)
Net asset value @ 12%	$1,025,396	$1,113,550		(8)
Net asset value per unit @ 12%	$8.28	$10.08		(18)
Trust Unit Trading (TSX)
High	$22.22	$17.00
Low	$13.39	$13.01
Close	$21.25	$14.73
Value	$1,617,668	$753,684		+ 115
Volume (thousands of units)	97,393	51,110		+ 91
Year-end closing price as a multiple of net asset value at 12%	2.59	1.46		+ 77
Trust Unit Trading (NYSE) – listed on April 10, 2002
High (U.S.)	$17.00	$10.90
Low (U.S.)	$9.07	$8.40
Close (U.S.)	$16.40	$9.27
Value (U.S.)	$922,942	$89,680		+ 929
Volume (thousands of units)	74,003	9,672		+ 665
Year-end closing price as a multiple of net asset value at 12%	1.78	1.45		+ 23
Long-Term Debt as a Ratio of:
Current year’s distributable cash	0.8x	1.6x
Total capitalization:
Long-term debt plus equity at book value	18.3%	22.8%		(20)
Long-term debt plus equity at market value	9.0%	16.3%		(45)

*	Restated for a retroactive change in accounting policies – see Note 3 to the financial statements

**	Enterprise value equals market value of equity plus long-term debt

2   Pengrowth Energy Trust  •  2003 annual report

Operating Highlights

Twelve months ended December 31	2003	2002	% Change
Daily Production
Crude oil (barrels)	23,337	19,914	+ 17
Natural gas (mcf)	119,842	111,713	+ 7
Natural gas liquids (barrels)	5,722	5,252	+ 9
Total production (boe) 6:1	49,033	43,785	+ 12
Total Annual Production (mboe) 6:1	17,897	15,982	+ 12
Production Profile (6:1 conversion)
Crude oil	47%	45%
Natural gas	41%	43%
Natural gas liquids	12%	12%
Average Prices
Crude oil (per barrel)	$40.64	$38.06	+ 7
Natural gas (per mcf)	$6.21	$3.85	+ 61
Natural gas liquids (per barrel)	$35.46	$28.11	+ 26
Average price per boe 6:1	$38.15	$30.18	+ 26
Proved plus Probable Reserves
Crude oil (mbbls)	97,360	106,738	(9)
Natural gas (bcf)	412.8	502.3	(18)
Natural gas liquids (mbbls)	18,250	24,354	(25)
Total oil equivalent (mboe)	184,416	214,814	(14)
Operating Costs
Millions	$149.0	$129.8	+ 15
Per boe 6:1	$8.33	$8.12	+ 3
General and Administrative Costs
Millions	$16.0	$11.0	+ 46
Per boe 6:1	$0.89	$0.69	+ 29
Management Fees
Millions	$10.2	$6.6	+ 55
Per boe 6:1	$0.57	$0.41	+ 39
Acquisition Costs * ($)
Millions	126.5	389.3	(68)
Mmboe acquired	NA	37.7
Per boe	NA	10.33

•	Before acquisition fees

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated

Pengrowth Energy Trust  •  2003 annual report   3

President’s Message

In December 2003, Pengrowth Energy Trust celebrated its fifteenth year of providing investors with above average returns and performance, maintaining our role as a benchmark of energy trusts.

Pengrowth set a number of records in 2003, including:

•	Average production of oil, natural gas and natural gas liquids increased by 12 percent to 49,033 barrels of oil equivalent per day;

•	Operating netbacks on a per barrel of oil equivalent basis rose to $22.17 from $14.70 in 2002;

•	Distributable cash increased by 61 percent from $194.5 million to $313.4 million in 2003;

•	Pengrowth Energy Trust units reached a 52-week high of $22.22 per unit, and closed the year at $21.25 per unit, an increase of 44 percent over year-end 2002.

Pengrowth distributed $2.66 per unit during 2003, achieving an annual total return of 69.6 percent. The TSX Composite Index had a 26.7 percent total return while the TSX Oil and Gas Producers’ Index posted a total return of 24.9 percent. In U.S. dollar terms, after reflecting the change in the U.S. dollar and Canadian dollar exchange rate, the rate of return was 107.9 percent.

4   Pengrowth Energy Trust  •  2003 annual report

Acquisitions

Pengrowth completed two significant facilities acquisitions in 2003, both related to the Sable Offshore Energy Project (SOEP):

•	The May acquisition of an 8.4 percent working interest in the onshore SOEP facilities downstream of the Thebaud Central Processing Platform for $57 million (net). The facilities include the sub-sea pipeline from the Thebaud Platform to shore, the Goldboro gas plant, the natural gas liquids line from the Goldboro plant and the Point Tupper fractionation facility; and

•	An 8.4 percent working interest in the SOEP offshore platforms and associated sub-sea field gathering lines from Emera and the exchange of Pengrowth’s royalty interest in the SOEP reserves for an 8.4 percent working interest, which closed in December for a purchase price of $65 million.

Pengrowth now holds an 8.4 percent interest in the entire SOEP project, representing an original investment of $382 million — our second largest holding after Judy Creek/Swan Hills. Commencing in 2004, the acquisitions will reduce Pengrowth’s SOEP processing fees and associated costs by approximately $30 million annually or approximately 20 percent of our current corporate operating expenses. Pengrowth’s share of cash flow from SOEP in 2003 amounted to $74 million pre-capital expenditures, and $59 million after capital expenditures. This is similar to cash flow from Judy Creek, which generated $87 million pre-capital expenditures and $66 million after capital expenditures last year.

Building Financial Strength

Pengrowth has one of the strongest balance sheets in the energy trust sector. During the year, Pengrowth successfully completed a U.S. $200 million private placement of senior unsecured notes with U.S. institutional investors. The issue was comprised of U.S. $150 million 4.93 percent senior notes due April 2010 and U.S. $50 million 5.47 percent senior notes due April 2013. The proceeds were used to repay most of Pengrowth’s outstanding bank debt. Pengrowth has recorded a $31 million book gain since closing due to the rise in the Canadian dollar relative to its U.S. counterpart.

During the year, Pengrowth issued 8.5 million trust units at a price of $16.95 for net proceeds of $136.3 million. Proceeds were used to repay bank debt associated with acquisitions completed during the first half of 2003 and to provide funds for additional opportunities.

At year-end, Pengrowth’s ratio of long-term debt to total capitalization was approximately 18 percent at book value. In addition to a cash balance of $64 million, Pengrowth had unutilized borrowing capacity of approximately $213 million. Pengrowth enters 2004 with a conservative capital structure and is well positioned to fund future capital expenditures and acquisition opportunities.

Driving Performance

Distributable cash to unitholders increased by 61 percent from $194.5 million in 2002 to $313.4 million in 2003. This increase is mainly attributable to higher commodity prices and increased

Pengrowth Energy Trust  •  2003 annual report   5

Tracy Knibbs • Clay Radu • Lisa Telang • Norm Schultheis • Terry Pocza

oil and natural gas production associated with the British Columbia property acquisition in late 2002.

Pengrowth invested $85.7 million in capital expenditures in 2003 to maintain production through drilling, completions, tie-ins and to enhance existing facilities and equipment. For the first time in Pengrowth’s history all capital expenditures in the year were funded through internal sources which generated a total of $106.4 million. Approximately 38 percent of the capital program was funded through an approximate 10 percent holdback totaling $32.5 million, which took effect in January 1, 2003. The balance was funded through Pengrowth’s enhanced distribution reinvestment plan which totaled $22.2 million and equity funds obtained through the issuance of trust unit options and rights totaling $51.7 million. Capital expenditures are expected to increase to $135 million in 2004 primarily as a result of significant development projects at SOEP, Monogram, Judy Creek and Weyburn.

2003 Operations

Pengrowth’s prudent development and optimization program helped to offset natural production declines during 2003. Average daily production was 49,033 barrels of oil equivalent per day, up 12 percent from 43,785 in 2002. Despite the increase, total production per unit declined to 0.15 barrels of oil equivalent per trust unit in 2003 compared with 0.18 in 2002, based on the weighted average units outstanding. Reserves per trust unit experienced comparable declines, ending the year at 1.59 barrels of oil equivalent proved plus probable reserves (including new reserve definitions) compared to 2.39 barrels of oil equivalent established reserves a year earlier.

6   Pengrowth Energy Trust  •  2003 annual report

Stuart Crichton • Lynn Kis • Larry Dziuba • Tanya Kaschl • Henry McKinnon • Tom Kelly • Rebecca Greenan

These declines are partially attributable to the equity offering completed in 2003 as well as year-end downward adjustments of reserves which now comply with National Instrument 51-101 revised reserve definitions. The new definitions were implemented by the Alberta Securities Commission (ASC) effective September 30, 2003 and now apply to all publicly-traded Canadian oil and gas companies. The new rules were designed to increase investor confidence in the oil and natural gas sector by providing a more reliable standard for measuring reserves and to improve corporate governance in the industry.

Pengrowth’s proved plus probable (P50) reserve life index of 10.6 years remains above the trust sector average, reflecting our ability to maintain high quality assets. There is significant merit in holding longer reserve life assets particularly in the current commodity price environment. Our capital requirements are low compared to the industry, leaving more cash available for distributions. Pengrowth continues to focus on high quality properties which are appropriate for the Trust’s longer reserve life portfolio and will continue to exercise discipline in seeking transactions that are accretive to cash flow and distributions.

On February 2, 2004 Pengrowth announced its reserves for the year ended December 31, 2003 as evaluated by Gilbert Laustsen Jung Associates Ltd. (GLJ). This included a reduction in net proved sales natural gas reserves at SOEP determined at project start-up from 176 billion cubic feet to approximately 126 billion cubic feet.

Pengrowth Energy Trust  •  2003 annual report   7

Jacki Sampson • Wendy Noonan • Leslie McCawley • Chris Webster • Al Lyon

The revision at SOEP reflects ongoing experience with the performance of the reservoir since production commenced in December 1999. The change in reserves is not expected in itself to have a meaningful effect on near-term cash flow generation. With the November 2003 startup of Alma, production at SOEP increased to 500 million cubic feet per day at year-end 2003. Operating costs, after the purchase of the infrastructure assets in 2003, are expected to average a relatively low $5.00 per barrel of oil equivalent in 2004.

Production at the northeast British Columbia properties, which were acquired from Calpine in October 2003, was somewhat below GLJ projections, averaging 10,992 barrels of oil equivalent per day in 2003. Cash generated from the British Columbia properties totaled $96 million pre-capital expenditures and $79 million post-capital expenditures during 2003, representing approximately 22 percent of the $352 million net purchase price for the assets. Higher oil and natural gas prices have offset the impact of production declines to date. Farm-out partners spent $23 million in 2003 on Pengrowth’s British Columbia lands, which resulted in additional production and reserves.

Management Agreement

Another significant development in 2003 was the negotiation of a new contract with the Trust’s manager, Pengrowth Management Limited. Several other trusts chose to internalize their management contracts through a combination of cash and trust units and the payment of substantial up-front termination fees. A special committee of the Board of Directors and the

8   Pengrowth Energy Trust  •  2003 annual report

Lise Pitt • Rob Garrison • Carla Hennessey • Jim Chan • Neil Walliser • Jim Ham • Kevin Gunning

Manager believed that the best option was one that provided a continuing performance incentive for the Manager. Highlights of the agreement included:

•	A significant reduction in the base fee percentages;

•	Elimination of acquisition fees;

•	A performance-based fee to reward the Manager for total performance in excess of eight percent on a three-year rolling average basis; and

•	A cap on fees paid.

The new contract provides management continuity for the Trust and will continue for two three-year terms unless terminated by the Board of Directors at the end of the first three-year term with compensation to the Manager.

Outlook for Unitholders

In 2004, the level of distributions to unitholders will depend on a number of factors. These include:

•	The relative level of oil and natural gas prices in U.S. dollars;

•	The relative level of the Canadian dollar versus its U.S. counterpart;

•	Pengrowth’s oil and natural gas production levels, royalties and costs;

•	The impact of any acquisitions; and

•	The number of trust units outstanding and the capital structure of the trust.

Pengrowth Energy Trust  •  2003 annual report   9

Sue-Ann Bibby • Myra Valencerina• Gordon Anderson • Cyndy Mercier • Glenn Malcolm

Pengrowth has had a long track record of consistent distributions. We strive for stability of distributions through conservative financial practices including hedging to protect the downside of commodity prices.

There has been a trend recently within the trust sector toward lower payout ratios in order to fund capital expenditure programs. In the current commodity price environment, we believe a 90 percent payout is appropriate given anticipated capital spending, while providing unitholders with a continued high level of distributions.

Acquisition Opportunities

Pengrowth has been an active oil and natural gas asset acquisitor in the trust sector, completing 17 transactions in the last five years. We believe there are excellent opportunities ahead for further accretive acquisitions. Many U.S.-based companies have begun to sell non-core Canadian assets due in part to the continued strength of the Canadian dollar versus its U.S. counterpart and a desire to seek higher-risk, higher-reward assets outside North America. Pengrowth’s strong financial position, combined with our multi-disciplinary team and internal systems, positions the Trust to quickly fund and integrate new assets.

10   Pengrowth Energy Trust  •  2003 annual report

World Economy and Outlook for Commodity Prices

It is our intention to continue to manage Pengrowth conservatively and to pursue opportunities which are appropriate for prevailing market circumstances. There may be opportunities for Pengrowth in 2004 and beyond if the strong economic recovery which has occurred in the United States and elsewhere is sustained. Fiscal and monetary polices in the United States, which is moving into an election year, have been stimulating this economic recovery. Interest rates in the U.S. continue to hover near 50-year lows. Ten-year Treasury bonds are just over four percent and the Federal funds overnight target rate is at 1.0 percent, its lowest level since 1950. The U.S. economy grew at an annualized rate in the third quarter of 2003 of approximately eight percent. Several other major world economies also appear to be gaining strength, including Russia and China, where economic growth has recently been in the range of six to seven percent on an annualized basis.

Crude Oil

The economic revival has resulted in significant strength in world commodity prices, including base metals and oil and natural gas. China is becoming a significant and growing market for crude oil. It currently accounts for over six million barrels per day or about 7.0 percent of world consumption, a level that is growing at approximately 7.0 percent per year. In 2003, the benchmark WTI oil price averaged U.S. $30.99, which is the highest average annual price since the Trust’s inception. Year-to-date, prices in 2004 have averaged U.S. $34.36 per barrel of WTI. The price for Edmonton Light crude oil averaged Cdn $43.60 per barrel in 2003, approximately $1.00 below the $44.56 per barrel level of 2000, but well above the average prices of prior years. World oil and natural gas consumption appears to be growing at one to two percent per year, and there have been recent cutbacks in OPEC production. If inventories remain low, prices could remain firm.

While there are many contrary views among experts, Pengrowth will continue to develop budgets based on conservative commodity price assumptions. A case can be made, however, for

Pengrowth Energy Trust  •  2003 annual report   11

strong fundamentals in oil and natural gas prices and hence strong underpinning in value for trust units of Pengrowth in both the short and medium-term. Some important factors which may influence markets in 2004 include:

•	Energy prices are expected to remain at robust levels to stimulate the required investment in the industry over the next five to ten years. A recently issued International Energy Agency study forecasts that $25 trillion in new capital investment will be require in the world oil industry over the next 25 years and above-average prices may be required to encourage the required capital investment in the sector.

•	A significant portion of the world’s crude oil output is derived from mature fields in the Middle East, several of which have been on production for as long as 50-60 years. Important new sources of crude oil are Russia, including Eastern and Western Siberia and the Caspian and also North and West Africa. Many theorists have suggested that world crude oil production could peak in the near future. Whether or not this is the case, the challenge of maintaining reserves is clearly a major one on an international scale. The ownership of crude oil reserves should have the potential to provide superior economic returns.

Natural Gas

Natural gas markets in North America continue to be characterized by a chronic supply shortage. Analysts suggest that U.S. natural gas production has now peaked and that Canadian output has also leveled off. Canada has become an important supplier of U.S. demand, offsetting some of the declines being experienced in the United States.

12   Pengrowth Energy Trust  •  2003 annual report

North American natural gas prices have risen in recent years to reflect the changed supply/demand fundamentals. In 2003, Henry Hub natural gas prices averaged U.S. $5.39 per mmbtu in 2003, the highest yearly average price on record. There is a potential for new sources of supply for the North American market from areas such as the Mackenzie Delta, the North Slope of Alaska and offshore liquified natural gas (LNG). However, new natural gas supplies from these areas may take several years to materialize and in the interim prices may remain strong.

Acknowledgements

For 15 years Pengrowth has delivered significant value and intends to continue to add value on behalf of unitholders. I take this opportunity to thank the Pengrowth team for their hard work and dedicated efforts in 2003. We have 217 highly-motivated and skilled people both in Calgary and in the field who continue to deliver positive results.

I also thank the Board of Directors for their wise counsel and insight during 2003 and look forward to their continuing contributions to our endeavours in 2004.

James S. Kinnear
Chairman, President and Chief Executive
Officer February 29, 2004

Pengrowth Energy Trust  •  2003 annual report   13

Review of Key Properties and Operations

Principles and Strategies

The following key principles guide Pengrowth’s acquisition, investment and operations strategies:

•	Grow production through acquisition of long-life producing assets with an established, favourable production history and low to moderate production declines;

•	Maintain a balance of operated and non-operated working interest properties;

•	Farm out higher risk undeveloped acreage to exploration companies. This allows participation in projects with significant upside potential at no capital risk to Pengrowth or its unitholders;

•	Sustain or grow production of existing properties through development drilling, workovers and field optimization strategies;

•	Maintain a strong focus on operational and technical excellence to reduce development risks, maintain low operating costs, and maximize netbacks;

•	Protect the health and safety of our employees and the public, and preserve the quality of our environment;

•	Actively manage financial risk. These activities reduce the cost of capital for acquisitions and re-investment, maximize product sales prices, and assist in keeping distributions stable; and

•	For non-operated properties, ensure the operator has a track record of successful operations.

Applying these principles to our producing assets has proven to be an effective approach. The principles minimize technical, operating and business risks. They optimize unitholders’ equity and borrowed capital, and maximize both near-term production volumes and development opportunities. Pengrowth’s operating strategy is aimed at maintaining cash flow over the long term and creating sustainability of distributions to unitholders.

14   Pengrowth Energy Trust  •  2003 annual report

2003 Production Overview

Pengrowth has a 15-year track record of profitable growth through acquisitions of producing assets that are accretive to the Trust’s overall reserves, production, cash flow and distributions to unitholders.

Cash flow and distributions to unitholders are generated from a mix of operated, non-operated, and overriding royalty properties. Production averaged 49,033 boe per day in 2003, of which 59 percent was oil and natural gas liquids, and the balance was natural gas.

Pengrowth engaged the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. (GLJ) to evaluate company reserves for the year ended December 31, 2003. Where referenced within this report, those numbers are reported verbatim.

Our year-end 2003 total proved plus probable (P50) reserves, as calculated by GLJ, totaled 184.4 million boe. This consisted of 97.4 million barrels of crude oil, 18.2 million barrels of natural gas liquids and 413 billion cubic feet of natural gas. Seventy nine percent of proved reserves were classified as proved producing, while the remaining proved reserves require additional capital investment to bring on production.

In 2003, capital expenditures totaled $85.7 million and were allocated 63 percent to operated properties and 37 percent to the Trust’s working interest share of non-operated properties. Capital expenditures for 2004 are planned at $135 million, of which 38 percent is allocated to operated properties.

Pengrowth Energy Trust  •  2003 annual report   15

Pengrowth’s Major Holdings
2003 Reserves and Production Summary

						2003	2003	2003
	P(50)	Percent	Reserve	Value at	Percent	Oil & Ngls	Gas	Oil Equivalent	Percent	2003 Capital
	Reserves*	of Total	Life Index	12% Discount	of Total	Production	Production	Production	of Total	Expenditures
	(mboe)	Reserves	(years)	($ thousands)	Assets	(boe/d)	(mmcf/d)	(boe/d)	Production	($ millions)
Judy Creek BHL Unit	43,552	23.6	11.7	282,012	22.5	10,062	1.8	10,359	21.1	19.8
Judy Creek West BHL Unit	10,451	5.7	13.5	32,874	2.6	1,855	0.5	1,946	4.0	1.1
SOEP	18,746	10.2	7.2	181,021	14.5	1,501	36.7	7,620	15.5	15.0
Monogram Gas Unit	7,071	3.8	12.8	51,132	4.1	–	8.2	1,363	2.8	0.1
Rigel	4,705	2.6	5.4	50,044	4.0	2,861	0.8	2,996	6.1	0.5
Oak	5,343	2.9	9.9	48,591	3.9	702	2.1	1,052	2.1	6.1
Weyburn Unit	14,641	7.9	18.8	43,787	3.5	2,071	0.1	2,091	4.3	8.7
Swan Hills Unit No.1	11,325	6.1	23.0	40,267	3.2	1,330	0.8	1,455	3.0	1.1
McLeod River	4,679	2.5	7.4	33,599	2.7	316	8.7	1,760	3.6	6.0
Dunvegan Gas Unit	6,140	3.3	16.1	30,998	2.5	238	4.4	972	2.0	1.3
Quirk Creek	3,610	2.0	10.9	28,520	2.3	219	4.8	1,023	2.1	0.5
Kaybob Notikewin Unit No.1	3,512	1.9	12.8	24,994	2.0	35	4.7	811	1.7	0.2
Squirrel	2,638	1.4	5.7	24,885	2.0	1,463	1.9	1,779	3.6	0.4
Enchant	3,821	2.1	13.3	18,448	1.5	776	0.3	826	1.7	0.4
Other British Columbia	12,448	6.7	7.1	105,043	8.4	1,360	22.8	5,164	10.5	10.9
Other	31,734	17.2	10.7	254,709	20.4	4,270	21.0	7,816	15.9	13.6

Total	184,416	100.0	10.6	1,250,924	100.0	29,059	119.8	49,033	100.0	85.7

* GLJ Proved Plus Probable (P50) Forecast
Natural gas has been converted to equivalent barrels of oil at 6:1.

16   Pengrowth Energy Trust  •  2003 annual report

2003 Production

22%
B.C. Properties
9%
Other Operated Properties
16%
SOEP
26%
Judy Creek
27%
Other Non-Operated Properties

Year End 2003 Reserves (P50)

14%
B.C. Properties
9%
Other Operated Properties
10%
SOEP
30%
Judy Creek
37%
Other Non-Operated Properties

Don Kallis, Dianna Gaumont, Lori Rock

Frank Horvath, Joyce Tonsi, Jean Feckley

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
SOEP

Pengrowth Energy Trust  •  2003 annual report   17

Operated Properties

Prior to 1997, Pengrowth’s acquisitions consisted of interests in properties operated by others. The acquisition of the Judy Creek oil fields and facilities in 1997 was a pivotal transaction that provided the trust with its first operated properties and a core of operational expertise.

In recent years, Pengrowth has assumed operatorship in an increasing number of acquisitions. In 2003, operated production totaled 27,956 boe per day and represented 57 percent of total production. Fifty-three percent of our total proved plus probable (P50) reserves was from operated properties.

Pengrowth’s operated properties consist of a mix of newer fields with development potential and mature low-risk properties with established production histories. Several long-life fields are operated under waterflood or enhanced oil recovery (EOR). As well, we have a large inventory of prospective undeveloped lands.

As operator, we are able to maintain control over the nature, pace and risk level of development. This enables us to balance production and recovery of reserves with a risk profile suitable for a royalty trust. Pengrowth has significant operating expertise. Of the 217 Trust staff, 153 are operating personnel. Most of these have come from previous operators and brought with them significant operating experience.

Pengrowth’s operations group consists of multi-disciplinary teams dedicated to the operation and optimization of individual properties. The skill sets of our operations group include engineering, geology, geophysics, project management, and technical specialists in areas such as vibration, pipeline integrity, corrosion, and well-servicing.

All activities are subjected to an extensive technical evaluation. The operations group has a demonstrated ability to move quickly to transform opportunities into cash flow. For example, at our recently acquired Oak property in northeast British Columbia, we successfully unitized the Oak “C” pool and launched a new waterflood program in under one year.

In 2004, we expect to produce an average of 25,400 boe per day from operated properties, of which 62 percent will be oil and the balance will be natural gas and natural gas liquids. Capital expenditures of $52 million are planned, which will fund the drilling of 49 (37.8 net) wells, facility enhancements and workovers, all of which serve to arrest the natural production decline.

Non-Operated Properties

Acquiring and participating in the further development of non-operated properties was Pengrowth’s original business model, and remains an important source of stable production, reserves and distributions to unitholders. Approximately 43 percent of Pengrowth’s 2003 average production and 48 percent of its year-end 2003 proved plus probable (P50) reserves are attributable to non-operated properties.

18   Pengrowth Energy Trust  •  2003 annual report

Alberta Properties

The majority of Pengrowth assets are located in Alberta.

Operated properties in Alberta accounted for 16,964 boe per day of the Trust’s total production. Proved plus probable (P50) reserves at year-end 2003 totaled 71.8 million boe, consisting of 51.6 million barrels of crude oil, 8.6 million barrels of natural gas liquids and 69 billion cubic feet of natural gas, as estimated by GLJ, independent reservoir engineers.

Capital investment in these operated properties is planned at $35 million in 2004 and is aimed at achieving average production of 14,900 boe per day.

Non-operated properties in Alberta accounted for 10,912 boe per day of the Trust’s total production. Proved plus probable (P50) reserves at year-end 2003 totaled 52.1 million boe, consisting of 18.9 million barrels of crude oil, 4.5 million barrels of natural gas liquids and 173 billion cubic feet of natural gas, as estimated by GLJ.

Capital investment in these non-operated properties is planned at $35 million in 2004 and is aimed at achieving average production of 10,200 boe per day.

Pengrowth Energy Trust  •  2003 annual report   19

Operated Properties
Judy Creek

Judy Creek is Pengrowth’s largest producing asset. The field was discovered in 1959, and despite its long production history, has a remaining economic life of more than 20 years. It continues to yield new upside opportunities for optimization and enhancement of the existing hydrocarbon miscible flood and for new infill drilling.

The Judy Creek properties consist of the 100 percent working interest Judy Creek Beaverhill Lake Unit (the “A” Pool), and the 98.4 percent working interest Judy Creek West Beaverhill Lake Unit (the “B” Pool). The fields have extensive infrastructure, including a gas processing plant, production complex, water plant, miscible injection station and an extensive pipeline system.

Production and Reserves

In 2003 production at Judy Creek averaged 12,535 boe per day. This represents 45 percent of 2003 operated average daily production and 26 percent of total production.

Year-end 2003 total proved plus probable (P50) reserves were calculated by GLJ, at 43.6 million boe. This consisted of 19.4 million barrels of crude oil, 12.3 million barrels of natural gas liquids and 7.1 billion cubic feet of natural gas. Production is derived mainly from the Swan Hills Formation at a depth of about 2,700 metres.

20   Pengrowth Energy Trust  •  2003 annual report

Enhanced Oil Recovery

Judy Creek is operated primarily as a conventional waterflood. Waterflood recovery is supplemented in a significant way with a hydrocarbon miscible flood. This entails the injection of a hydrocarbon-based solvent into the reservoir to displace additional oil reserves to producing oil wells. Such a scheme increases oil recovery by an additional 3 to 7 percent of the original oil-in-place in applicable patterns. To date oil recovery is approximately 42 percent of the original oil-in-place.

Working Interest %	99
2003 Average Daily Production (boe/d)	12,535
# Producing Wells @ December 31, 2003	166
2003 Capital Expenditures ($ Millions)	21.5
Operating Costs ($/boe)	8.54
Netback ($/boe)	19.04

2003 Activities

In 2003 our activities were focused on drilling infill producers and horizontal miscible injectors, pattern optimization and exploitation of shallow gas reservoirs. We drilled four new producing oil wells, two vertical water injection wells and one horizontal miscible injection well. Horizontal injectors are a more efficient way of sweeping the reservoir than vertical injectors. As well, shallower gas horizons were exploited with the drilling of 2 (0.9 net) gas wells. Also, an aggressive field optimization program was pursued in 2003. This included workovers of producing wells, stimulation of low productivity oil wells, and pump installations to boost produced water injection rates.

This multi-pronged development approach has enabled us to get enhanced value from both the Swan Hills oil producing formation and from newly identified shallow gas reservoirs.

Judy Creek has provided an average netback of $17.17 per boe over the past five years, based on a yearly average sales price of $35.78 per boe, less amortized injection costs, operating costs, and royalties.

Pengrowth Energy Trust  •  2003 annual report   21

Coal Bed Methane Potential

Pengrowth is investigating the potential to exploit coal bed methane (CBM) opportunities at Judy Creek, either on our own or in partnership with others. Abundant coal formations in the Judy Creek area may present opportunities for the development of CBM reserves and production.

CO2 Potential

The application of carbon dioxide (CO2) flooding to supplant the existing hydrocarbon miscible flood at Judy Creek is the subject of active and ongoing assessment. CO2 flooding may represent a lower cost recovery technology with the added benefit of CO2 sequestration.

2004 Activities

Capital expenditures for 2004 are budgeted at $26.0 million and will include the drilling of 12 gross (11 net) new wells. The new wells will include four horizontal miscible injection wells, continuing a drilling program initiated by Pengrowth in 1998. Production in 2004 is expected to average 10,940 boe per day.

The existing waterflood in the “A” Pool’s northwest quadrant will be expanded by drilling new producing wells and converting old producers to injectors. This is also the continuation of an existing development program initiated by Pengrowth in 2000. Up to three new oil wells on recently identified opportunities in the southwest quadrant of the “A” Pool will be drilled as well as up to three new wells targeting shallow natural gas reservoirs.

22   Pengrowth Energy Trust  •  2003 annual report

McLeod River

McLeod River is Pengrowth’s largest operated gas property and our second-largest Alberta producing property, generating six percent of operated volumes. Pengrowth holds an average 49 percent working interest in the operated production and an interest in a number of field facilities, including a gathering system, two compressor stations, and a gas plant. In 2003, McLeod River production averaged 8.7 mmcf per day of natural gas and 293 barrels per day of natural gas liquids.

Production rates have been maintained through prudent development drilling. The McLeod area has multiple hydrocarbon bearing formations, of which at least four are gas productive. This reduces the development drilling risk and provides opportunities for recompletions of existing wellbores. The remaining economic life of this asset is more than 27 years.

McLeod River continues to be an active area for Pengrowth. In 2003 the Trust drilled eight wells. Three of these wells are on production, one is awaiting tie-in, and the remaining wells are under evaluation. An active drilling program is planned for 2004, including 13 (7.2 net) new wells that will target natural gas. There is also potential to farm-out higher risk prospects.

Pengrowth Energy Trust  •  2003 annual report   23

Non-Operated Properties
Southeast Alberta – Shallow Gas Focus

Pengrowth has extensive landholdings in three properties in Southeast Alberta which offer extensive upside potential for low-risk, low-cost additions of shallow gas production and reserves. The reserves are concentrated in the Milk River, Medicine Hat and Second White Specs formations at depths of 250 to 650 metres. While this region has been drilled in the past, large numbers of additional wells can be drilled economically on spacing as close as one well per 40 acres.

Tilley-Milk River

The Tilley-Milk River Gas Unit is operated by Imperial Oil Resources Ltd., and covers 102,720 gross acres (160.5 sections of land).

The unit has been drilled to a density of four wells per section to date compared to the offsetting lands where the well density is as high as eight wells per section. Since drilling has been at a comparatively low density to date, the unit can support accelerated drilling activity.

The operator conducted a 19 well program in 2002, drilled 26 wells in 2003 and is proposing to accelerate drilling further in 2004. Production in 2003 averaged 25 mmcf per day gross (2.4 mmcf per day net) of natural gas, with 3 mmcf per day gross added in incremental volume through the successful drilling program. Pengrowth sees strong potential in Tilley-Milk River Gas Unit not only to replace the annual production decline but to add significantly to overall production and reserves.

Cessford

Pengrowth has a 60 percent working interest over 18 sections of land operated by EOG and an 87.5 percent working interest over a further one section.

In the third quarter of 2003, Pengrowth participated in a 73-well drilling program and operated a further eight new wells. EOG also performed extensive upgrades to field infrastructure to handle production additions anticipated for 2004.

As of the first quarter 2004, this program had yielded incremental volumes of approximately 6 mmcf per day gross, more than tripling the property’s natural gas production. Pengrowth added incremental net proved producing reserves of approximately 4 bcf.

24   Pengrowth Energy Trust  •  2003 annual report

Monogram

Covering nearly two townships (68 sections), Monogram is one of Pengrowth’s lowest operating cost, highest netback properties and is our third largest natural gas asset. Pengrowth’s working interest is 53.8 percent. Average net production in 2003 was 8.3 mmcf per day of natural gas. The operator, EnCana Corporation, is currently planning a 154-well program to commence in the third quarter 2004 and is performing pipeline modifications, line looping and compressor optimization to enable field facilities to maximize throughput.

Pengrowth’s share of this capital investment is estimated to total $22 million. Pengrowth anticipates the program will add approximately 12 bcf net of incremental reserves and initially yield incremental net production of 7.5 mmcf per day, nearly doubling the Company’s production at Monogram.

Dunvegan

The Dunvegan Gas Unit is located in Northwest Alberta and produces gas primarily from the Mississippian Debolt Formation.

Operated by Devon Corporation Canada, ongoing development work has maintained production and reserves. In 2003 Devon targeted infill unit locations and drilled a total of 13 new wells with the average initial production rate exceeding 1.0 mmcf/d gross per well.

The operator proposes increased development in 2004, including 24 new wells and 12 recompletions, initially targeting incremental gross production of approximately 19 mmcf per day.

Pengrowth Energy Trust  •  2003 annual report   25

Swan Hills

Pengrowth holds a 10.45 percent interest in Swan Hills Unit No. 1, which is operated by Devon Corporation Canada. The Unit produces light oil from the same Swan Hills age reef complex as the nearby Pengrowth operated Judy Creek Units.

Swan Hills is a mature asset that has been under waterflood since 1963 and enhanced oil recovery (EOR) through a hydrocarbon miscible flood since 1985. In 2003 the operator targeted by-passed pay in the northwest platform and drilled three wells which came on production with better than predicted average initial rates. The operator is also planning on expanding the hydrocarbon miscible flood areas in 2004.

Also in 2004, the operator plans to initiate a pilot-scale CO2 miscible flood. This tertiary oil recovery technique is similar to hydrocarbon miscible flood. The pilot will quantify the volume of original oil-in-place that could be recovered by implementing a full-scale CO2 flood. Costs of the Swan Hills CO2 miscible flood pilot program are estimated at $8.5 million gross, and this cost is expected to be significantly offset by Federal and Provincial grants.

This very long reserve life property makes it a classic royalty trust asset. As is typical for EOR projects, the operating costs are high but this is offset by low risk development, lower royalties and premium crude prices.

26   Pengrowth Energy Trust  •  2003 annual report

Operated Properties
Northeast British Columbia

Pengrowth established an operating presence in northeast B.C. in 2002 in a net $352 million transaction, becoming a significant operator in this important and active producing region.

Pengrowth operates 36 properties in northeast B.C., most of which lie north of Fort St. John. The northeast B.C. assets are characterized by relatively low operating costs and high cash flow. Production averaged 10,992 boe per day in 2003, of which 54 percent was crude oil and the balance was natural gas and natural gas liquids. Forty-two percent of Pengrowth’s northeast B.C. production came from three properties, discussed in more detail in the following sections. The northeast B.C. properties represented 39 percent of 2003 operated production.

Total proved plus probable (P50) reserves at year-end 2003, as calculated by GLJ, totaled 25.1 million boe, consisting of 10.8 million barrels of crude oil, 1.3 million barrels of natural gas liquids and 78 billion cubic feet of natural gas.

Undeveloped lands included in the acquisition total about 250,000 net acres, nearly twice the acreage of the developed producing properties. These lands represent an opportunity through farm-outs for Pengrowth to participate in higher risk drilling plays, without significant capital exposure.

Pengrowth Energy Trust  •  2003 annual report   27

In late 2002 Pengrowth farmed out 30,500 net acres or approximately 12 percent of its undeveloped lands to Progress Energy Ltd. During 2003 Progress drilled nine wells, reworked six others and spent $5.5 million of the $10 million committed to be spent by March 31, 2004.

Pengrowth completed 23 additional farm-out transactions in 2003 totaling 100,000 net acres or 156 net sections of land. This activity resulted in 14 wells drilled, five wells reworked and commitments for the drilling of 13 wells in 2004. By the end of 2003 the farm-outs had resulted in $23 million in third party exploration commitments.

For 2004 Pengrowth has budgeted capital expenditures of $17 million in northeast B.C., targeting average production of 10,500 boe per day. The Trust will drill a net 18.6 wells, not including wells drilled by farm-out partners.

Going forward, we see multi-year investment opportunities in northeast B.C.

28   Pengrowth Energy Trust  •  2003 annual report

Rigel

The Rigel Cecil oil field, consisting of multiple pools under waterflood, generated 27 percent of Pengrowth’s northeast B.C. production in 2003. One new edge well was drilled and abandoned. Near-term activity will entail continuing well stimulations and waterflood pattern optimization. Rigel’s remaining economic life is estimated to be 20 years. Average production in 2004 is forecast at 2,680 boe per day.

Tupper

Tupper is Pengrowth’s largest natural gas producing property in northeast B.C., with the Paddy Formation producing an average 3.4 mmcf per day in 2003. The Trust’s working interest averages 43.1 percent. Local infrastructure includes Pengrowth-operated natural gas compression, dehydration and gathering system. The existing 10 producing gas wells were supplemented in 2003 by a three well drilling program. This resulted in two additional Paddy natural gas wells, adding a net 960 mcf per day.

Pengrowth purchased 3D seismic data to help define up to four (2.5 net) additional locations in 2004.

Pengrowth Energy Trust  •  2003 annual report   29

Oak

The Oak property produces oil from the Cecil sandstone, and gas from the Baldonnel carbonate. Pengrowth has applied its expertise at optimizing production and recognizing low-risk development opportunities at Oak. Within months of acquiring this property, we reached agreement with other working interest owners to unitize production from the Cecil “C” pool. This enabled us to initiate and execute a waterflood, which involved the conversion of 3 producing wells into water injectors, the reactivation of 1 producing well, and the drilling of a dedicated injection well.

Water injection began in April, 2003 and reached its full rate of 3,750 barrels per day in December. By year-end oil production had increased to 300 barrels per day from 170 barrels per day at the start of the year. Waterflood response is expected to peak in 2004. This initiative will add up to two million barrels of incremental reserves. Pengrowth is evaluating further waterflood development and optimization opportunities.

We also identified an opportunity for Baldonnel natural gas development and drilled two new wells in 2003. One well tested at 750 mcf per day and was brought on production before year-end. The other well was cased and is undergoing evaluation. The Baldonnel development drilling program will continue in 2004.

Production from all Oak pools in 2004 is forecast to average 1,340 barrels per day of crude oil and 3.0 mmcf per day of natural gas.

30   Pengrowth Energy Trust  •  2003 annual report

Southeast Saskatchewan

Pengrowth holds various working interests in three oil units in Southeast Saskatchewan all of which are non-operated. Total working interest 2003 production averaged 2,545 boepd and the reserves account for 9 percent of Pengrowth’s total proved plus probable (P50) reserves.

Weyburn

The Encana operated Weyburn field has been producing oil since 1955, and has been under waterflood since 1963. Average production in 2003 was 21,500 boe per day with 2,091 boe net to Pengrowth.

A CO2 miscible flood was initiated in Weyburn in 2000. The CO2 helps to maintain the reservoir’s pressure and acts as a solvent to enable more of the original oil in place to flow to the wellbore. The original oil-in-place at Weyburn is an estimated 1.4 billion barrels, of which approximately 50 percent will be subject to the CO2 miscible flood. The goal of the Weyburn CO2 miscible flood is to increase the recovery factor thereby adding 115 million barrels in incremental oil reserves.

The CO2 feedstock is sourced in North Dakota and shipped to the field by pipeline. To date the operator has fully developed 19 miscible well patterns under Phase IA, four patterns under Phase IB and nine patterns under Phase IC. The combined CO2 injection rate in 2003 averaged approximately 115 mmcf per day, of which 20 mmcf per day was “recycled” CO2 produced along with incremental oil and reinjected.

As of late 2003, the CO2 miscible flood had attained gross incremental production of approximately 8,800 barrels per day gross (858 net) of oil. Waterflood optimization yielded a further 600 barrels per day gross (58 net) of incremental oil production.

Pengrowth Energy Trust  •  2003 annual report   31

Non-operated Properties Sable
Offshore Energy Project (SOEP)

Pengrowth invested in SOEP in mid-2001 in order to participate in a high-productivity, natural gas field that is positioned to serve the fast-growing Northeast U.S. markets. SOEP is linked via the Maritimes and Northeast Pipeline to markets in Nova Scotia, New Brunswick, Maine, New Hampshire and Massachusetts.

Pengrowth’s production from SOEP averaged 7,620 boepd in 2003.

The SOEP Development Plan

SOEP consists of five natural gas fields being developed in two Tiers. Each Tier develops the pools in succession, requiring installation of an additional satellite production platform which is tied back to SOEP’s main platform, the Thebaud Central Processing Facilities.

Tier I included development of the North Triumph, Venture and Thebaud fields. Tier I also included construction of major infrastructure: a sub-sea pipeline connecting the Thebaud platform to the natural gas processing plant at Goldboro, Nova Scotia, a natural gas liquids fractionation plant at Point Tupper, Nova Scotia, and a pipeline connecting the latter two facilities. Production under Tier I commenced at year-end 1999. Development drilling continued through late 2002.

32   Pengrowth Energy Trust  •  2003 annual report

Tier II encompasses development of the Alma and South Venture fields. Development of Alma began in 2002 with construction of the production platform. Two development wells were drilled before the end of the second quarter, 2003. The platform was tied back to the Thebaud platform in October, and Alma was brought to full production of approximately 130 mmcf gross per day in November 2003. A further development well is planned for 2005.

At South Venture, one development well was drilled in 2002 and is awaiting completion pending installation of the production platform. Fabrication of facilities began in March 2003, with construction approximately 50 percent complete at year-end. Completion of the 2002 development well plus additional drilling is planned for 2004, with production expected to commence in early 2005.

These two developments, combined with the addition of compression at Thebaud, are aimed at sustaining SOEP’s overall production volumes. The addition of a 34,000 hp compressor was approved in 2003 and has a planned completion date in late 2006/2007. Tier II development activity, including further drilling, is expected to continue through 2008.

At Glenelg, an exploratory well drilled into a new fault block in early 2003 revealed complex, compartmentalized geology that led to abandonment of the well. Further drilling at Glenelg has been deferred pending an economically favourable development plan.

Reserves

During 2003 it became apparent that the SOEP fields’ geology is more complex than first anticipated. Pools are highly “compartmentalized,” reducing recovery rates per individual well drilled and requiring more than originally planned density of wells to drain a given volume of gas-in-place. Consequently, SOEP’s reserves have been re-evaluated. Reserves were revised at year-end 2003 in accordance with National Instrument 51-101. At year-end 2003, remaining gross proved plus probable (P50) reserves for SOEP are estimated at 1.09 trillion cubic feet of natural gas and 41.3 million barrels of liquids. Pengrowth’s proved plus probable (P50) reserves are estimated at 91.7 billion cubic feet of natural gas and 3.5 million barrels of liquids.

Estimates for natural gas-in-place remain essentially unchanged. Booking of additional reserves will require further drilling, which in turn depends on economics. The operator is focusing on reducing drilling costs and a sidetrack from an existing well-bore to improve the economics of four possible locations. Drilling of these wells will depend on continued strength in natural gas prices and cost-effective drilling rates.

Pengrowth Energy Trust  •  2003 annual report   33

Pengrowth’s Long-Term East Coast Offshore Strategy

Pengrowth sees significant long-term value in participating in SOEP and the wider development of the Nova Scotia offshore. This region has the best positioning of any North American supply basin vis-à-vis continental demand growth. Pengrowth has begun taking advantage of emerging investment opportunities with the aim of participating in the region’s full cycle of exploration and development. The typical pattern among offshore basins is for follow-on developments to make use of existing infrastructure, and Pengrowth believes Nova Scotia’s offshore development will be similar.

In May 2003 Pengrowth acquired an 8.4 percent working interest in all SOEP facilities downstream of the Thebaud platform (see Tier I discussion on page 32). The investment reduced Pengrowth’s operating costs by approximately $9.5 million in 2003.

34   Pengrowth Energy Trust  •  2003 annual report

In October 2003, Pengrowth acquired Emera’s 8.4 percent interest in SOEP’s offshore facilities and converted Pengrowth’s royalty interest into a direct working interest. The transaction was valued at $65 million, payable in instalments through year-end 2006. This investment eliminated the remaining third-party processing fees. As a result of these two transactions, in 2004 Pengrowth has eliminated the requirement to pay third-party processing fees for the SOEP facilities, which were approximately $30 million per year prior to acquisition.

The two acquisitions give Pengrowth an undivided 8.4 percent interest in all of SOEP and membership on the project’s management committee. The cost reductions cited above have significantly improved Pengrowth’s operating netbacks on SOEP production. This improvement will increase distributions to unitholders by an estimated $0.05 per unit over each of the next five years.

For the longer term, Pengrowth’s ownership interest in the processing facilities could be used to generate third-party processing fees from future area developments. Successful development could backfill future declines in SOEP’s production, maintaining overall production rates and ensuring that the existing facilities continue to operate cost-effectively.

Also with longer-term opportunities in mind, Pengrowth in May 2003 acquired Nova Scotia Resources Limited’s interests in 11 Significant Discovery Licences. Such a licence signifies that previous exploratory drilling has discovered hydrocarbon resources. Further drilling will be needed to prove up economic reserves. The working interests in the licences range from 1.5 percent to 10 percent. The transaction was for $4.5 million cash plus a 10 percent net profits interest (“NPI”). The NPI starts after payout of capital invested plus a return allowance.

Pengrowth Energy Trust  •  2003 annual report   35

Operations Statistical Review

Undeveloped Land

In late 2002 Pengrowth farmed out 30,500 net acres or approximately 10 percent of its undeveloped lands to Progress Energy Ltd. During 2003 Progress drilled nine wells, reworked six others and spent $5.5 million of the $10 million committed to be spent by March 31, 2004. Results to date have been encouraging.

Pengrowth completed 23 additional farmout transactions in 2003 totaling 100,000 net acres (156 net sections) of land and resulting in 14 wells drilled, five wells reworked and commitments for the drilling of 13 wells in 2004.

As of year-end 2003 the farmouts had resulted in exploration commitments totaling $23 million in capital investment.

	Acres	Acres	Average
	Gross	Net	Working Interest
Alberta	67,544	24,219	35.8%
British Columbia	612,673	296,718	48.4%

Reserves

In 1998 the Alberta Securities Commission (ASC) established a task force to develop modern, pertinent and comprehensive disclosure requirements designed to balance the interests of investors, reporting issuers, analysts, regulators and exchanges. As a result of this task force new oil and gas definitions were established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in addition to mandatory adherence to reserves evaluation standards as prescribed by the Calgary Chapter of the Society of Petroleum Evaluation Engineers (SPEE). The Canadian Securities Administrators (CSA) began working on a new policy to implement the task force’s recommendations resulting in the adoption of National Instrument 51-101 (NI 51-101).

NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003. NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and gas reserves, mandates annual disclosure requirements and prescribes new reserve definitions as shown below:

Proved reserves (P90) – this is a conservative estimate of remaining reserves. For reported reserves this means there must be at least a 90 percent probablility that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) – this is a reasonable estimate of remaining reserves. For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable (P50) reserves. The probable reserves will no longer be risked by 50 percent as they are implicitly risked due to the nature of the new definition of reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

36    Pengrowth Energy Trust · 2003 annual report

Net Asset Value (NAV)

In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cast flows from reserves as estimated by GLJ, less liabilities using GLJ’s January 1, 2004 pricing forecast.

NAV at December 31, 2003	Present Worth Discounted At

$ Thousands, except per unit amounts	10%	12%
Value of proved plus probable reserves	1,364,573	1,256,198
Undeveloped lands(1)	29,500	29,500
Working capital deficit(2)	65,105	65,105
Reclamation fund	7,392	7,392
Long-term debt	(294,300)	(294,300)
Asset retirement obligation(3)	(47,837)	(38,499)

Net asset value	$1,124,433	$1,025,396
Units outstanding (000s)	123,874	123,874
NAV/unit	$9.08	$8.28

(1) Pengrowth’s internal estimate.
(2) Working capital excludes distributions payable.
(3) The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities less that portion of these costs that are included in the value of proved plus probable reserves.

Reserves Reconciliation

Company Interest Volumes

Thousands of Barrels of Oil Equivalent (mboe) 6:1

	Light and Medium	NGLs	Natural Gas	Oil Equivalent
	Crude Oil			2003
	(mbbl)	(mbbl)	(bcf)	(mboe)
Proved Producing
December 31, 2002	67,478	14,219	295	130,868
Exploration and development	2,462	271	9	4,190
Revisions	(1,665)	365	13	946
Acquisitions	189	31	0	240
Dispositions	(269)	(23)	(1)	(410)
Production	(8,518)	(2,089)	(44)	(17,897)
December 31, 2003	59,677	12,774	273	117,937
Total Proved
December 31, 2002	90,117	20,592	424	181,381
Exploration and development	1,143	198	8	2,720
Revisions	(4,746)	(4,081)	(50)	(17,214)
Acquisitions	321	42	1	490
Dispositions	(280)	(24)	(1)	(420)
Production	(8,518)	(2,089)	(44)	(17,897)
December 31, 2003	78,038	14,638	338	149,060
Proved plus Probable (P50)*
December 31, 2002	106,738	24,354	502	214,814
Exploration and development	1,165	345	7	2,710
Revisions	(2,080)	(4,384)	(52)	(15,321)
Acquisitions	409	52	1	620
Dispositions	(354)	(28)	(1)	(510)
Production	(8,518)	(2,089)	(44)	(17,897)
December 31, 2003	97,360	18,250	413	184,416

* Established reserves (proved plus 50% probable) category in 2002.

Pengrowth Energy Trust · 2003 annual report   37

Reserve Pricing Forecast

Price Assumptions*

		Crude Oil		Natural Gas	Alberta Natural Gas Liquids
	U.S. $/Cdn$	WTI@	Light Sweet	Alberta	Spec	Edmonton	Edmonton	Edmonton
	Exchange	Cushing	@Edmonton	Average	Ethane	Condensate	Propane	Butane
	Rate	(U.S. $/bbl)	(Cdn$/bbl)	(Cdn$/mmbtu)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)
2004	0.75	29.00	37.75	5.60	19.50	38.25	26.75	28.75
2005	0.75	26.00	33.75	4.90	17.00	34.25	21.75	23.75
2006	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2007	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2008	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2009	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2010	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2011	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2012	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2013	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2014	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50
2015+	0.75	25.00	32.50	4.75	16.50	33.00	20.50	22.50

	0.75	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr

* Gilbert Laustsen Jung Associates Ltd. price assumptions effective January 1, 2004.

38   Pengrowth Energy Trust · 2003 annual report

Marketing

Pengrowth’s independent marketing program maximizes netbacks by accessing major North American consuming areas and marketing hubs. It enhances Pengrowth’s risk management by reducing exposure to individual markets and intermediaries.

Pengrowth’s marketing strategy is to control the destination markets of its production by acting as its own shipper. Having control over where the Company’s production is shipped, and to which consumers or intermediaries, enables Pengrowth’s marketing team to monitor and take advantage of favourable pricing opportunities in various North American markets.

Pengrowth’s marketing activities were expanded in 2003, and included exposure to the following price points:
For natural gas: AECO, Chicago, TETCO M3 (Boston), Transco Zone 6 (New York), Sumas (B.C.-Washington border).
For crude oil: Edmonton, Alberta; Hardisty, Alberta; Taylor, B.C.; Cromer, Manitoba.
For natural gas liquids: Edmonton, Alberta.

Pengrowth’s marketing team and field teams work closely together to match timely sales with optimized production volumes. This reduces the need for and cost of inventory activity. Pengrowth also markets production on behalf of third-party producers, to both parties’ mutual benefit.

2003 included periods of “apportionment,” or restricted crude oil shipments, caused by insufficient export pipeline capacity. However, Pengrowth was able to move 100 percent of its production throughout the year.

Pengrowth’s marketing approach, including optimization of its transportation arrangements, diversified the company’s base of buyers and enhanced average product netbacks in 2003.

For information on Pengrowth’s risk management and hedging programs, please see “Results of Operations” on page 46 and “Risk Management” on page 59 of the Management’s Discussion and Analysis.

Pengrowth Energy Trust · 2003 annual report   39

Health, Safety, Environment and Community

Pengrowth is committed to protecting the health and safety of its employees and the public, preserving the quality of the environment and supporting the community.

Environment

Pengrowth is committed to meeting its responsibilities to protect the environment wherever it operates. Pengrowth engages in activities to ensure compliance with the Alberta Environmental Protection and Enhancement Act, the Environmental Assessment Act (British Columbia) and similar legislation or requirements in other jurisdictions in which it operates.

Pengrowth is an active participant in the Environment, Health and Stewardship Program initiated by the Canadian Association of Petroleum Producers. This program is a commitment to industry and individual company excellence in health, safety and environmental performance and will facilitate communication to all stakeholders. In 2003 Pengrowth received CAPP’s platinum level of participation.

Pengrowth continues to be an active participant in Canada’s Voluntary Challenge Registry (VCR) Program. In 2003 Pengrowth was recognized by VCR Inc. as a gold level reporter for the submission of our 2002 VCR report. This title recognizes the highest level of achievement in the VCR Inc. Champion Reporter System.

Pengrowth uses employee awareness training and tracking programs to reduce flared and vented volumes at operated facilities.

During 2003, Pengrowth had an active well abandonment and site restoration program. Pengrowth continued to assess and remediate sites impacted by historic operations, with a primary focus on flare pit removal.

Comprehensive inspection and upgrading programs targeted at improving the integrity of our surface piping, storage tanks and underground pipelines continued in 2003.

40   Pengrowth Energy Trust · 2003 annual report

Health and Safety

Pengrowth achieved a Certificate of Recognition (COR) in the Partnership Program with Alberta Human Resources and the Worker’s Compensation Board in 2000. Each year thereafter we have demonstrated continuous improvement in our Health and Safety Program. This is an excellent accomplishment given the continuous growth of the Trust.

To continue to improve safety performance on all Pengrowth operated sites, we are requesting contract service providers to have a COR by year end 2004. As a minimum they must have a safety program in place by mid 2004 and be working to achieve their COR. Work is ongoing to ensure the organization will be in compliance with the new Alberta Safety Codes coming into effect April 30, 2004.

Corporate Emergency Response plans are in place and site exercises are being completed on a regular basis.

Community

Pengrowth is extremely committed to making a positive difference in the community at large. Pengrowth Management Limited continues to support numerous social and health related causes with the aim of ensuring that employees, investors and partners have a better, healthier and safer place to live and work.

Notable among Pengrowth’s ongoing community initiatives is the company’s stewardship of the Rockyview General Hospital Invitational Golf Tournament. As host sponsor of this signature event, Pengrowth has helped the Calgary Health Trust raise in excess of $3,000,000 over the past 12 years, enabling health excellence in the areas of cardiovascular services, emergency care, neo-natal health, and gastroenterology at the Rockyview General Hospital.

Proceeds from the 13th Annual Rockyview Tournament, scheduled to tee off on Monday, June 21, 2004 at Calgary’s Glencoe Golf and Country Club, will be directed toward making the Smart Operating Room a reality for everyone that visits the Rockyview General Hospital for surgical care and treatment. Through Pengrowth’s involvement, the Calgary Health Region will be the first in Canada to incorporate Smart Operating Rooms into its Surgical Suites at all three Adult Acute Care facilities and the new Alberta Children’s Hospital.

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Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and is based on information available to February 29, 2004 except for the unit offering entered into on March 4, 2004 as discussed on page 58. Certain prior period comparative numbers included within this discussion and analysis have been restated to reflect the changes in accounting policies as discussed in Note 3 to the financial statements.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third-party industry sources. Readers should not place undue reliance on these forward-looking statements.

Critical Accounting Estimates

As discussed in Note 2 to the financial statements, the preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101), Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

Conversion and Currency

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of six thousand cubic feet (mcf) to one barrel of oil equivalent (boe). All amounts are stated in Canadian dollars unless otherwise specified.

42   Pengrowth Energy Trust · 2003 annual report

Year 2003 Overview

Record high commodity prices in 2003, partially offset by a decline in the U.S. dollar relative to the Canadian dollar and increased production from the acquisition of producing properties in British Columbia in the fourth quarter of 2002, contributed to the strong performance by Pengrowth Energy Trust in 2003.

Highlights

•	Oil and gas sales increased by 42 percent to a record $683 million in 2003 from $482 million in 2002.

•	Production increased by 12 percent to 49,033 boe per day in 2003 compared to 43,785 boe per day in 2002.

•	Pengrowth’s average realized commodity price increased by 26 percent to $38.15 per boe in 2003, the highest average realized price per boe in the history of the Trust.

•	On April 23, 2003 Pengrowth closed a US$200 million private debt placement, issuing U.S. $150 million 7-year and U.S. $50 million 10-year term notes at an average interest rate of 5.07 percent. As a result of the increase in the Canadian dollar relative to the U.S. dollar since April 2003, Pengrowth recorded an unrealized foreign exchange gain of $31 million on $U.S.-denominated debt.

•	During 2003 Pengrowth strengthened its financial position. Long-term debt was reduced to $259 million at the end of 2003 compared to $317 million at year-end 2002. The long-term debt to debt-plus-equity ratio was a conservative 0.2 times, and Pengrowth had $64 million of cash on the balance sheet at year-end.

•	On July 23, Pengrowth closed a public offering of 8.5 million trust units at $16.95 per unit to raise gross proceeds of $144 million (net equity proceeds of $136 million). These proceeds more than funded total acquisitions in the year of $123 million.

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•	During 2003 Pengrowth acquired an 8.4 percent interest in the Sable Energy Offshore Project (SOEP) onshore and offshore facilities, certain significant discovery licences and converted its royalty interest into an 8.4 percent working interest in SOEP for a total purchase price of $127 million net of adjustments. As a result of these transactions, Pengrowth has eliminated the requirement to pay third-party processing fees for the SOEP facilities, which were approximately $30 million per year, prior to acquisition.

•	Operating costs increased marginally to $8.33 per boe in 2003 from $8.12 per boe in 2002, as a result of increasing costs in the industry, offset in part by reduced processing fees at SOEP following our acquisition of an interest in the SOEP onshore facilities in May 2003.

•	Pengrowth spent a total of $85.7 million on development projects in 2003. These expenditures were funded through the 10 percent holdback from distributions which commenced in January 2003, and equity proceeds received from the distribution reinvestment plan (DRIP) and the trust unit option and rights incentive plans.

•	Net income increased to $189 million in 2003 from $57 million in 2002. Included in 2003 net income is an unrealized foreign exchange gain of $31 million.

•	Cash distributions to unitholders totaled $313 million or $2.68 per trust unit, an increase of 29 percent from the $2.07 per unit paid to unitholders in 2002.

•	Year-end proved plus probable (P50) reserves declined by 30.4 million boe as compared to the established reserves reported at year-end 2002 including 17.9 million boe attributable to production and revisions as announced in a News Release on February 2, 2004.

44   Pengrowth Energy Trust · 2003 annual report

Financial and Operating Highlights

(thousands, except per unit amounts)	Three Months ended December 31			Twelve Months ended December 31
			%			%
	2003	2002	Change	2003	2002	Change
Income Statement
Oil and gas sales	$152,077	$167,918	(9)	$682,795	$482,301	42
Net income	$37,355	$25,873	44	$189,297	$56,955	232
Net income per unit	$0.31	$0.25	24	$1.63	$0.63	159
Distributable cash (1)	$71,469	$67,060	7	$313,415	$194,458	61
Actual distributions paid or declared per unit	$0.63	$0.60	5	$2.68	$2.07	29
Weighted average number of trust units outstanding	122,326	102,209	20	115,912	89,923	29

Balance Sheet
Working capital				$12,966	$(36,568)	135
Property, plant and equipment and other assets				$1,530,359	$1,493,047	2
Long-term debt				$259,300	$316,501	(18)
Unitholders’ equity				$1,159,433	$1,073,164	8
Unitholders’ equity per unit				$9.36	$9.71	(4)
Number of units outstanding at year-end				123,874	110,562	12

Daily Production
Crude oil (barrels)	22,193	25,358	(12)	23,337	19,914	17
Natural gas (thousands of cubic feet)	117,315	127,391	(8)	119,842	111,713	7
Natural gas liquids (barrels)	5,907	5,664	4	5,722	5,252	9
Total production (boe) (6:1)	47,653	52,253	(9)	49,033	43,785	12
Change in production (year over year) (%)	(9)	18		12	9

Production Profile (6:1 conversion) (%)
Crude oil	47	48		47	45
Natural gas	41	41		41	43
Natural gas liquids	12	11		12	12

Average Prices
Crude oil (per barrel)	$38.08	$39.91	(5)	$40.64	$38.06	7
Natural gas (per mcf)	$5.36	$5.16	4	$6.21	$3.85	61
Natural gas liquids (per barrel)	$35.45	$30.78	15	$35.46	$28.11	26
Average price per boe (6:1)	$34.69	$34.93	(1)	$38.15	$30.18	26

Proved plus Probable (P50) Reserves (2)
Crude oil (mbbls)				97,360	106,738	(9)
Natural gas (bcf)				412.8	502.3	(18)
Natural gas liquids (mbbls)				18,250	24,354	(25)
Total oil equivalent (mboe)				184,416	214,814	(14)

(1) See Note 4 to the Financial Statements.
(2) For 2002, Reserves were Established Reserves which are equivalent to Proved Plus Probable (P50) Reserves as reported in 2003.

Pengrowth Energy Trust · 2003 annual report   45

Results Of Operations

Production

Average daily production increased by 12 percent to 49,033 boe per day in 2003 compared to 43,785 boe per day in 2002. This increase is mainly attributable to the acquisition of Calpine Canada’s British Columbia properties on October 1, 2002 and development activities at some other Pengrowth properties which partially offset normal production declines. The 2003 fourth-quarter production of 47,653 boe per day was 9 percent lower than 2002 fourth quarter production of 52,253 boe per day, reflecting the production decline over this period, offset in part by development activities and minor acquisition volumes. Production from the SOEP Alma field, which came onstream at the end of November 2003, and incremental gas volumes from new wells drilled at Cessford and Dunvegan near year-end 2003, should have a positive impact on first-quarter 2004 production. At this time, Pengrowth is forecasting average 2004 production of approximately 44,000 to 45,000 boe per day from our existing properties.

46   Pengrowth Energy Trust  •  2003 annual report

Daily Production Volumes

	2003	2002	% Change
Crude oil (bbl)	23,337	19,914	17
Natural gas (mcf)	119,842	111,713	7
Natural gas liquids (bbl)	5,722	5,252	9
Total daily sales volumes (boe)	49,033	43,785	12

Pricing and Commodity Price Hedging

The increase in U.S.-based prices for North American crude oil and natural gas were partially offset by the negative impact of the rising Canadian dollar relative to the U.S. dollar. Pengrowth’s average realized commodity price for 2003 was the highest for any year since the inception of the Trust.

Benchmark Pricing

	2003	2002	% Change
WTI crude oil ($ U.S./bbl)	$30.99	$26.08	19
AECO (monthly) natural gas ($/mcf)	$6.70	$4.07	65
NYMEX (HH close) natural gas ($U.S./mmbtu)	$5.39	$3.22	67
Currency ($Cdn/$U.S.)	$0.7136	$0.6368	12

Pengrowth Energy Trust  •  2003 annual report   47

Pengrowth’s Average Realized Prices
(Adjusted for Hedging)

	2003	2002	% Change
Crude oil ($/bbl)	$40.64	$38.06	7
Natural gas ($/mcf)	$6.21	$3.85	61
Natural gas liquids ($/bbl)	$35.46	$28.11	26
Total oil and gas sales ($/boe)	$38.15	$30.18	26

Pengrowth’s average crude oil price increased by 7 percent in 2003 to $40.64 per barrel compared to $38.06 per barrel in 2002. Although the 2003 average WTI benchmark crude price increased by 19 percent to $31.02 per barrel in 2003, much of this increase was offset by the decline in the U.S. dollar relative to the Canadian dollar.

In 2003 Pengrowth had 10,838 barrels per day, or 46 percent of crude oil production hedged at an average price of Cdn $41.41 per barrel. Pengrowth’s hedging program resulted in a total hedging loss on crude oil for the year of $7.8 million or $0.92 per barrel, compared to a loss of $6.1 million or $0.83 per barrel in 2002.

Pengrowth’s average natural gas price increased by 61 percent from $3.85 per mcf in 2002 to $6.21 per mcf in 2003. In comparison, the average AECO and NYMEX benchmark gas prices increased by 65 percent and 67 percent respectively.

Pengrowth sold a total of 30.4 mmcf per day or approximately 26 percent of 2003 natural gas production under fixed price or financial swap contracts at an average price of $6.60 per mcf. The Trust realized a net hedging loss of $16.0 million, or $0.37 per mcf in 2003, compared to a net loss of $1.8 million or $0.04 per mcf in 2002.

Pengrowth’s average price for natural gas liquids (NGLs) increased by 26 percent to $35.46 in 2003 compared to $28.11 in 2002. Approximately one-third of Pengrowth’s NGL production is condensate and pentane for which market prices are impacted more by the price of crude. Prices for propane, butane and ethane, which comprise the balance of Pengrowth’s NGLs, track natural gas prices more closely.

Oil and Gas Sales
Oil and Gas Sales

($ millions)	2003	2002	% Change
Crude oil	$346.2	$276.6	25
Natural gas	271.6	156.9	73
Natural gas liquids	74.1	53.9	37
Less: gross overriding royalties	(11.7)	(8.2)	43
Gas marketing and brokering income, sulphur	2.6	3.1	(16)

Total oil and gas sales	$682.8	$482.3	42

48   Pengrowth Energy Trust  •  2003 annual report

As a result of the 12 percent increase in production volumes and the 26 percent increase in the average realized price per boe, as previously discussed, Pengrowth’s total oil and gas sales reported in 2003 increased by 42 percent to $682.8 million. The following table illustrates in detail the effect of changes in prices and volumes on the components of oil and gas sales.

Oil and Gas Sales – Price and Volume Analysis

($ millions)	Oil	Gas	NGL	GORR	Other	Total
Year ended December 31, 2002	$276.6	$156.9	$53.9	$(8.2)	$3.1	$482.3
Effect of increase in sales volumes	47.6	11.4	4.8	–	–	63.8
Effect of increase in product prices	22.0	103.3	15.4	–	–	140.7
Other	–	–	–	(3.5)	(0.5)	(4.0)

Year end December 31, 2003	$346.2	$271.6	$74.1	$(11.7)	$2.6	$682.8

Royalties

Crown royalties, net of incentives and freehold royalties and mineral taxes increased to $114.9 million in 2003 from $80.6 million in 2002. Royalties as a percentage of oil and gas sales were consistent with 2002 at 17 percent. Although the effective royalty rate was somewhat higher for most properties in 2003 due to higher commodity prices, particularly natural gas, this increase was offset by increased injection credits at Judy Creek as a result of higher miscible flood injection costs.

Operating Expenses

Operating expenses increased to $149.0 million in 2003 compared to $129.8 million in 2002, mainly as a result of the British Columbia properties acquired in the fourth quarter of 2002. This was somewhat offset by a reduction of SOEP processing fees, following the acquisition of an interest in the facilities downstream of the Thebaud Central Platform in May 2003.

Operating costs per boe increased by 3 percent to $8.33 per boe compared to $8.12 per boe in 2002. Higher electricity rates in 2003, an increase in CO2 costs at Weyburn, general cost increases in the industry, and production declines contributed to higher operating costs per boe in 2003. This was despite cost savings on processing fees of approximately $9.5 million realized as a result of the purchase of the SOEP onshore facilities. The 2003 fourth-quarter operating costs were $3.0 million lower than the fourth quarter of 2002, due to the reduction of SOEP processing fees in 2003 and some additional costs incurred in the last quarter of 2002. Fourth-quarter 2003 operating expenses were $3.2 million higher than the third quarter of 2003, due to a number of factors including additional well workover costs on operated properties, prior period adjustments billed by other operators on non-operated properties, and lower casinghead revenues (which is netted against operating expenses at Judy Creek).

At this time, based on our current property portfolio, Pengrowth’s total operating costs are expected to decline by approximately $10-$15 million in 2004. This reduction is anticipated as a result of decreased processing fees at SOEP due to the purchase of the SOEP offshore facilities at the end of December 2003, and the SOEP on-shore facilities in May 2003, offset in part by

Pengrowth Energy Trust  •  2003 annual report   49

higher costs at some of our other properties and general cost increases. If we continue to see strong market prices for commodities, there is likely to be continued upward pressure on operating costs, due to factors such as increased demand for skilled industry workers as companies expand exploration and development projects, higher fuel costs and higher electricity rates. In order to help mitigate the risk of higher electricity rates, Pengrowth has fixed the price on approximately 20 percent of our estimated electricity requirements at operated properties in 2004.

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit, which is estimated at 30 months. In 2003, the total cost of products purchased for reinjection increased to $23.0 million in 2003 from $15.1 million in 2002. Pengrowth amortized and deducted $32.5 million of injectant costs from distributable cash in 2003 (2002 – $44.3 million). As at December 31, 2003 Pengrowth had deferred injectant costs of $24.3 million which will be amortized and charged against distributable cash of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these products for reinjection is included in operating costs. Total injectant costs are expected to increase in 2004 due to higher forecasted prices for natural gas and ethane and increased activity at the Swan Hills flood. The amount of injectants amortized against distributable cash is expected to decline in 2004 as the deferred portion of prior years’ costs has declined.

Interest

Pengrowth’s average long-term debt was marginally lower in 2003 compared to 2002. However, interest expense increased to $18.2 million in 2003 from $15.2 million in 2002, reflecting a higher average interest rate on the term debt issued in 2003 compared to floating rates on bank debt in 2002. Included in interest expense in 2003 is $2.2 million related to the cancellation of interest rate swaps after all of Pengrowth’s floating rate debt was either replaced with fixed-rate term debt in April 2003, or repaid with the July 2003 equity proceeds.

The average interest rate on all of Pengrowth’s long-term debt outstanding at December 31, 2003 is 5.07 percent and is payable in U.S. dollars and therefore subject to fluctuations in the exchange rate. The Note Payable is non-interest bearing.

Foreign Currency Gains and Losses

Pengrowth recorded a net foreign exchange gain of $29.9 million in 2003 compared to a foreign exchange loss of $0.2 million in 2002. Included in the 2003 net gain of $29.9 million is $30.9 million of unrealized foreign exchange gain related to the U.S. dollar-denominated debt. This arises as a result of the increase in the Canadian dollar since the debt was issued in April 2003, from a rate of approximately $0.69 to $0.77 at year-end. The balance, a foreign exchange loss of $1.0 million, relates mainly to U.S. dollar-denominated natural gas sales from SOEP. Pengrowth

50   Pengrowth Energy Trust · 2003 annual report

has hedged the exchange rate on a portion of these U.S.-denominated gas sales. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the month following production. As a result of the increase in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent of the differential between the average exchange rate for the month of production and the exchange rate at the date the payments were received on unhedged gas sales.

General and Administrative

General and administrative expenses (G&A) increased to $16.0 million ($0.89 per boe) from $11.0 million ($0.69 per boe) in 2002. G&A costs have increased in 2003 due to a number of factors including an increase in office rent and staffing levels following the acquisition of Calpine’s British Columbia properties in October 2002, and additional costs of administering an expanding unitholder base. Legal and regulatory costs have also increased as a result of listing on the New York Stock Exchange in the second quarter of 2002 and recent changes to regulatory requirements arising from the Sarbanes-Oxley Act and similar new or proposed legislation in Canada. Included in 2003 G&A is $0.2 million in non-cash compensation expense related to the estimated fair value of trust unit rights granted in 2003. (See Note 3 and Note 11 to the Financial Statements for details).

Management Fees

Management fees paid to Pengrowth Management Limited (the Manager) increased to $10.2 million in 2003 from $6.6 million in 2002. Although the management fee rate decreased effective July 1, 2003 there is an increase in total management fees due to the growth in the size of the business and net operating income as management fees are calculated on a percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding).

A new management agreement, which was approved at the annual general meeting on June 17, 2003 was effective July 1, 2003. Under the terms of this agreement, the base fee has been reduced from a sliding scale between 3.5 percent and 2.5 percent, to 2 percent on the first $200 million of net operating income and 1 percent on net operating income over $200 million for the first three-year term; acquisition fees have been eliminated, and the manager will receive a ‘performance fee’ if certain performance criteria are met — in particular should returns exceed 8 percent per annum on a three-year rolling-average basis. The maximum fees, including the performance fee, is limited to 80 percent of the fees that would otherwise have been paid under the old management agreement (including acquisition fees) for the first three years, and 60 percent for the second three years. Management fees for 2003 include a performance fee of $520,000, which represents 80 percent of the amount that would have been earned as an ‘acquisition fee’ under the old agreement, and together with the base fee for the second half of 2003, is equivalent to 80 percent of total fees that would have been earned by the Manager for that period.

Pengrowth Energy Trust  •  2003 annual report   51

Related Party Transactions

Details of related party transactions incurred in 2003 and 2002 are provided in Note 16 to the financial statements. These transactions include the Management fees paid to the Manager, as discussed in the preceding paragraphs. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive officer of Pengrowth Corporation. As discussed above, the management fees paid to the Manager are pursuant to a management agreement which has been approved by the Trust unitholders. Mr. Kinnear is not entitled to receive any salary or bonus in his capacity as a director and officer of Pengrowth Corporation.

Related party transactions in 2003 also include $675,692 paid to a firm controlled by the Corporate Secretary of Pengrowth Corporation, Mr. Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Corporate Secretary.

Taxes

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders and historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution approach, whereby approximately 10 percent of funds available for distribution are withheld to fund future capital expenditures, could result in taxable income in the Corporation in the future. However, there are at present sufficient tax pools available in the Corporation to offset the expected level of income to be retained.

Capital taxes of $1.8 million in 2003 (2002 — $0.5 million) consists of Federal Large Corporations Tax (LCT) of $0.6 million and $1.2 million Saskatchewan Capital Tax and Resource Surcharge. Included in the amount recorded in 2002 is a LCT recovery of $1.3 million related to prior year reassessments. Under new federal tax legislation passed in 2003 and commencing in 2004, the taxable capital threshold will increase to $50 million and the LCT rate will gradually decline and be eliminated completely by 2008.

Depletion and Depreciation

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit-of-production method based on total proved reserves. The provision for depletion and depreciation increased by 32 percent in 2003 to $185.3 million from $140.8 million in 2002 due to a larger depletable asset base and higher depletion rate (production as a percentage of total proved reserves). On a unit-of-production basis, depletion increased by 17 percent to $10.35 per boe in 2003 from $8.81 per boe in 2002. The retroactive application of the new accounting policy for asset retirement obligations required restatement of prior periods and this resulted in an increase in the 2002 depletion and depreciation rate to $8.81 per boe from $8.69 per boe. The increase in the per boe depletion amount in 2003 reflects the acquisition of the SOEP facilities in 2003 without any associated reserves. With respect to the fourth-quarter depletion provision, the increase also reflects the reduction in total proved reserves recognized at year-end, which increases the depletion rate.

52   Pengrowth Energy Trust  •  2003 annual report

Ceiling Test

In 2003 Pengrowth adopted AcG-16 “Oil and Gas Accounting — Full Cost” a new CICA guideline which replaces AcG-5 “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 includes changes to the way the ceiling test must be calculated, the details of which are provided in Note 2 to the financial statements. Implementation of this guideline had no impact on Pengrowth’s 2003 financial results.

Asset Retirement Obligations

In 2003, the CICA issued Section 3110, “Asset Retirement Obligations” which harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 143. Under these standards, the fair value of a liability for asset retirement obligations must be recognized in the period in which it is incurred, and a corresponding asset retirement cost is to be added to the carrying amount of the related asset. The new Canadian standard is effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. Pengrowth has elected to implement this standard in 2003. As a result of implementation, the liability for future site restoration costs (now called “asset retirement obligations” under the new standard) increased by $41 million and property, plant and equipment net of accumulated depletion increased by $70 million as at December 31, 2003. Opening 2003 unitholders’ equity increased by $19 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative change to the site restoration provision.

Under the previous accounting method for future site restoration costs, the provision for future site restoration costs was made over the life of the oil and gas properties and facilities using the unit-of-production method. Accretion, as recorded under the new Section 3110, represents the change in the discounted value of the liability due to the passage of time.

Remediation Trust Funds and Remediation and Abandonment Expenses

Pursuant to the purchase of the Judy Creek and Swan Hills properties from Imperial Oil Resources in 1997, Pengrowth established a trust fund to fund certain obligations of these properties. Following the acquisition of a working interest in the SOEP facilities in 2003, Pengrowth has also contributed to a trust fund in respect to the future remediation costs of these facilities.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations on operated properties. Operations personnel have completed a detailed analysis of expected future site restoration and abandonment costs for all of the major operated properties. Pengrowth expects to spend approximately $6 million per year over the next 10 years on remediation and abandonment expenses at operated properties.

Netbacks

Pengrowth recorded an operating netback of $22.17 per boe in 2003 compared to $14.70 in 2002, mainly due to higher average commodity prices in 2003. For the fourth quarter of 2003 the operating netback of $20.43 was higher than the fourth quarter of 2002, mainly due to lower royalties and amortization of injectants.

Pengrowth Energy Trust  •  2003 annual report   53

Operating Netback per Boe

	Three months		Year ended
	ended December 31		December 31,
	2003	2002	2003	2002
Oil and gas sales	$34.69	$34.93	$38.15	$30.18
Crown and freehold royalties	(4.60)	(7.05)	(6.42)	(5.04)
Other income	0.63	0.48	0.59	0.45
Operating costs	(8.91)	(8.74)	(8.33)	(8.12)
Amortization of injectants	(1.38)	(2.12)	(1.82)	(2.77)

Operating netback	$20.43	$17.50	$22.17	$14.70

Distributions and Taxability of Distributions

Pengrowth paid $313.4 million ($2.68 per unit) in distributions related to 2003 cash flow, compared to $194.5 million ($2.07 per unit) in 2002. This equates to 88 percent of funds generated from operations, compared to 85 percent in 2002.

Commencing with the January 15, 2003 distribution to unitholders, approximately 10 percent of cash available for distribution has been withheld to fund capital expenditures as well as to stabilize monthly distributions. Subject to a limit of 20 percent of gross revenues, as approved by unitholders at the 2002 annual general meeting, the Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors. These include future commodity prices, capital expenditures requirements, and the availability of debt and equity capital.

Cash distributions are paid to unitholders on the 15th of the second month following the month of production. Pengrowth paid $2.66 per unit as cash distributions during the 2003 calendar year. For Canadian tax purposes 55.23 percent of these distributions or $1.4692 per unit is taxable income to unitholders for the 2003 tax year. The remaining 44.77 percent or $1.1908 per unit is a tax-deferred return of capital which will reduce the unitholder’s cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

At December 31, 2003 the Trust had unused tax deductions of $10.13 per unit (2002 — $10.64 per unit). At this time, Pengrowth anticipates that approximately 55 to 60 percent of 2004 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Non-Resident Ownership

Pengrowth’s ability to continue to qualify as a mutual fund trust is dependent on both the interpretation of the Income Tax Act (Canada) and its level of foreign ownership. The latest ownership report received by Pengrowth dated effective January 31, 2004 indicated that foreign ownership of trust units was less than but approaching 50 percent. The level of foreign ownership of Pengrowth trust units has increased steadily since trust units were listed on the

54   Pengrowth Energy Trust  •  2003 annual report

New York Stock Exchange during April 2002 and following the cross-border equity offering of Pengrowth trust units completed in November 2002. Unitholder approval will be sought at Pengrowth’s Annual General Meeting for amendments to Pengrowth’s trust indenture and other constating documents that will enable the trust to manage foreign ownership levels and continue to maintain the trust primarily for the benefit of Canadian residents while encouraging orderly markets for trust units in Canada and the United States.

Acquisitions and Dispositions

On May 8, 2003 Pengrowth acquired an 8.4 percent working interest in the SOEP natural gas processing facilities downstream of the Thebaud Central Processing Platform for a net purchase price of $57 million. On December 31, 2003 Pengrowth acquired an 8.4 percent working interest in the SOEP offshore platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (Emera) and exchanged the royalty interest previously held for a working interest in the SOEP reserves, for a total purchase price of $65 million. As a result of these two transactions, Pengrowth now holds an 8.4 percent working interest in the entire SOEP project. In addition, in June of 2003 Pengrowth acquired interests in 11 significant discovery licenses (SDLs) related to potential future offshore Nova Scotia resources, for $4.5 million.

Capital Expenditures

Pengrowth spent $85.7 million in capital expenditures in 2003 compared to $55.6 million in 2002. In 2004, Pengrowth expects to spend approximately $135 million on development opportunities at our existing properties. The majority of this will be spent at Judy Creek, Monogram and SOEP.

Capital Expenditures

Year ended December 31	2003			2002
($ millions)	Development		Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures
Judy Creek	$20.3	$1.2	$21.5	$20.8
SOEP	13.7	1.3	15.0	14.2
Weyburn	5.4	3.3	8.7	2.2
Cessford	6.2	1.0	7.2	–
Oak	4.1	2.0	6.1	0.1
McLeod River	5.6	0.4	6.0	5.1
House Mountain	2.7	0.1	2.8	1.7
Elm	2.4	–	2.4	–
Tupper	1.7	0.1	1.8	–
Other	9.9	4.3	14.2	11.5

Total	$72.0	$13.7	$85.7	$55.6

Pengrowth Energy Trust  •  2003 annual report   55

Review of Development Activities

Operated Properties

At Judy Creek, 2003 development activity included four producing oil wells, two vertical water injection wells, one horizontal miscible injection well and two shallow gas wells. The 2004 development plan for Judy Creek includes four horizontal miscible injection wells, up to three oil wells in Judy “A” Pool, and up to three shallow gas wells.

At McLeod River, Pengrowth drilled a total of eight (4.9 net) wells in 2003—three of which are producing natural gas wells, one is awaiting tie-in, and the remaining four are currently under evaluation. The 2004 development plan at McLeod River includes 13 (7.2 net) new natural gas wells.

In 2003, Pengrowth drilled 10 (7.4 net) wells in northeast British Columbia. In addition, Pengrowth completed 23 additional farm-out transactions in 2003 on higher-risk development lands. These transactions have resulted in 14 new wells drilled and commitments for the drilling of 13 additional wells in 2004. Pengrowth holds gross overriding royalty interests in these farm-out lands—ranging from 0.5 to 15 percent. Approximately $17 million of Pengrowth’s 2004 capital budget will target further development opportunities at the British Columbia properties.

Non-operated Properties

At the Sable Offshore Energy Project (SOEP), where Pengrowth now holds an 8.4 percent working interest, the major milestone for 2003 was the successful start-up of Alma, the first Tier II field. The Alma platform is located in 67 metres of water and is connected to the SOEP Thebaud central processing platform via a 52-kilometre sub-sea pipeline. The Alma field is currently producing approximately 120 mmcf per day of natural gas and 3,000 barrels per day of condensate and natural gas liquids. With the addition of Alma, average daily production from the SOEP is approximately 500 mmcf per day of natural gas and 20,000 barrels per day of associated condensate and natural gas liquids. Natural declines in production are expected to be supplemented by production from South Venture when production starts in late 2004 and the installation of compression in 2006/2007.

SOEP activity for 2004 will be concentrated on the development of South Venture, SOEP compression and future field development.

At the Dunvegan Gas Unit, where Pengrowth holds a 7.98 percent working interest, the operator drilled 13 successful gas wells during the latter part of 2003. The wells are anticipated to commence production at an average gross rate of 1.0 mmcf per day per well. Three wells from the 2003 program were carried over and were drilled in January and 14 existing producers were also recompleted in 2003 with an average anticipated gross incremental rate of 250 mcf per day per well. The operator plans to drill an additional 24 wells and recomplete 12 existing producers in 2004.

At the Monogram Gas Unit, where Pengrowth holds a 53.82 percent working interest, 2004 plans include an extensive infill drilling program of approximately 150 wells as well as facility upgrades such as line looping and additional compression.

56   Pengrowth Energy Trust  •  2003 annual report

At Swan Hills Unit #1, three successful wells were drilled in the fourth quarter of 2003 and up to five additional wells are planned for 2004. Other major 2004 projects include a CO2 pilot and additional miscible pattern development. Pengrowth has a 10.45 percent working interest in this unit.

At the Weyburn Unit, where Pengrowth has a 9.75 percent working interest, there are now 32 active CO2 patterns and the operator has proposed to develop an additional 10 patterns in 2004.

At Cessford, Pengrowth participated in a 73 well shallow gas program and also drilled eight operated wells in the fourth quarter of 2003. Prior to the infill program Pengrowth’s working-interest share of production was approximately 650 mcf per day and production had tripled as of year-end. Pengrowth holds a 60 percent working interest in the 73 non-operated wells and an 87.5 percent working interest in the eight operated wells.

Reserves

Pengrowth is now required to comply with National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves-related disclosures. NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003. NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and natural gas reserves, mandates annual disclosure requirements and prescribes new reserve definitions.

Pengrowth reported year-end Proved plus Probable (P50) reserves of 184.4 million boe compared to 214.8 million boe of Established reserves reported at year-end 2002. Most of the decline of 30.4 million boe relates to 2003 production of 17.9 million boe and year-end revisions to SOEP reserves, as previously reported by Pengrowth in a news release on February 2, 2004. Further details of Pengrowth’s 2003 year-end reserves are provided on pages 36-38 of this annual report.

Financial Resources and Liquidity

In 2003, Pengrowth continued its policy of maintaining a conservative capital structure, capitalizing on opportunities to issue new equity when appropriate, while maintaining a high distribution pay-out ratio to unitholders. At year-end 2003, Pengrowth was in a strong financial position, with long-term debt to long-term debt-plus-equity ratio of 18 percent. Pengrowth has $235 million in committed credit facilities which is currently reduced by $22 million in letters of credit (reduced from $47 million outstanding at year-end 2003). With additional cash and term deposits of $64 million, Pengrowth is well positioned to fund its 2004 development program of $135 million, and to take advantage of acquisition opportunities as they arise.

In 2003, Pengrowth raised a total of $210.2 million net proceeds from new equity—$136.3 million net equity proceeds from an equity issue in July, with the balance coming from the employee trust unit option and trust unit rights plans, and the distribution reinvestment plan.

Pengrowth Energy Trust  •  2003 annual report   57

On March 4, 2004 Pengrowth entered into an agreement to sell 8.2 million trust units at $18.40 per trust unit to raise gross proceeds of $150.9 million on a bought-deal basis. Pengrowth has granted the underwriters an option to purchase up to an additional 2.7 million trust units at the same offering price.

Pengrowth’s long-term debt at December 31, 2003 was fixed-rate term debt denominated in U.S. dollars and translated to $259 million. Due to the increase in the $Cdn/$U.S. exchange rate in 2003, an unrealized gain of $31 million has been recorded since the U.S. dollar-denominated debt was issued in April 2003.

Pengrowth’s long-term debt decreased by $58 million in fiscal 2003 to $259 million at year-end 2003. The factors contributing to the change in long-term debt are shown in the following table:

Continuity of Long-term Debt

($ millions)	2003	2002
Beginning balance, January 1	$317	$345
Less: Cash provided by operating activities	(347)	(229)
Net equity proceeds	(210)	(382)
Note payable	(45)	–
Unrealized foreign exchange gain	(31)	–
Property dispositions	(3)	(43)
Add: Distributions	307	171
Property acquisitions	123	392
Capital expenditures	86	56
Increase in cash and term deposits	56	4
Other	6	3

Ending balance, December 31	$259	$317

At December 31, 2003 Pengrowth also had a $45 million non-interest-bearing note payable to Emera Offshore Incorporated related to installments due upon the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 9 to the financial statements.

At December 31, 2003 Pengrowth had cash and term deposits of $64 million, which are available to fund future capital expenditures and/or future acquisitions.

Financial Leverage and Coverage

	2003	2002
Distributable cash to interest expense (times)	17	12
Long-term debt to distributable cash (times)	0.8	1.6
Long-term debt to long-term debt-plus-equity (%)	18	23

58   Pengrowth Energy Trust  •  2003 annual report

Commitments and Contractual Obligations

		Less than			After
($ thousands)	Total	1 year	1-3 years	4-5 years	5 years
Long-term debt(1)	$259,300	$–	$–	$–	$259,300
Interest payments on long-term debt(2)	93,505	13,134	39,402	26,268	14,701
Note payable	45,000	10,000	35,000	–	–
Operating leases
Office rent	1,679	697	982	–	–
Vehicle leases	1,966	519	1,282	165	–

	3,645	1,216	2,264	165	–
Purchase obligations
Pipeline transportation	128,814	24,041	66,282	37,915	576
Capital expenditures	82,303	46,242	36,061	–	–
CO2 purchases	57,508	5,372	17,089	9,341	25,706
Electricity commitment	2,130	2,130	–	–	–

	270,755	77,785	119,432	47,256	26,282
Remediation trust fund payments(3)	1,250	250	750	250	–

Total	$673,455	$102,385	$196,848	$73,939	$300,283

(1)	U.S. dollar-denominated debt due as follows: $150 million on April 2010 and $50 million on April 2013, translated at the December 31, 2003 foreign exchange rate of 0.7713 Cdn/U.S.

(2)	Interest payments on U.S.-denominated debt, calculated based on the December 31, 2003 foreign exchange rate.

(3)	The annual remediation trust fund payment of $250,000 has been assumed for the next five years based on the current Judy Creek remediation trust fund agreement. The assets in the Judy Creek remediation trust fund and the outstanding asset retirement obligations are evaluated every five years. The contribution level beyond 2008 is not known.

Risk Management

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2003 are provided in Note 18 to the financial statements. Subsequent to year-end, Pengrowth has entered into additional contracts and now has the following volumes hedged for 2004:

	Crude Oil		Eastern Natural Gas
	Volume	Average	Volume	Average
	(bbls/d)	Price*	(mcf/d)	Price*
		(Cdn $/bbl)		(Cdn $/mmbtu)
2004	9,500	$38.11	13,830	$6.65

*	before transportation

In addition, subsequent to year-end, Pengrowth has entered into an agreement to purchase 5 megawatts of electricity from February 1, 2004 to December 31, 2004 at a price of $53.00 per megawatt hour. This constitutes approximately 20 percent of the electricity requirements of our operated properties for the period.

Pengrowth Energy Trust  •  2003 annual report   59

Trust Unit Information

					Volume	Value
Trust Unit Trading – TSX		High	Low	Close	(000s)	($ millions)
2003	1st quarter	$15.90	$13.39	$14.25	20,122	$297.6
	2nd quarter	18.22	13.95	17.25	32,575	519.0
	3rd quarter	17.87	16.20	17.25	20,476	349.5
	4th quarter	22.22	16.75	21.25	24,220	451.6
	Year	$22.22	$13.39	$21.25	97,393	$1,617.7

2002	1st quarter	$16.23	$13.25	$16.13	11,395	$165.7
	2nd quarter	17.00	14.60	15.05	12,588	197.1
	3rd quarter	15.63	13.01	14.90	9,367	140.8
	4th quarter	14.99	13.42	14.73	17,760	250.1
	Year	$17.00	$13.01	$14.73	51,110	$753.7

Trust Unit Trading – NYSE					Volume	Value
(listed on April 10, 2002) (in $US)		High	Low	Close	(000s)	($ millions)
2003	1st quarter	$10.67	$9.07	$9.71	8,168	$80.8
	2nd quarter	13.80	9.40	12.83	22,500	271.1
	3rd quarter	13.13	11.55	12.81	18,614	230.2
	4th quarter	17.00	12.50	16.40	24,721	340.8
	Year	$17.00	$9.07	$16.40	74,003	$922.9

2002	2nd quarter	$10.90	$9.50	$9.93	1,784	$18.1
	3rd quarter	10.25	8.40	9.37	1,141	11.0
	4th quarter	9.79	8.50	9.27	6,747	60.6
	Year	$10.90	$8.40	$9.27	9,672	$89.7

Pengrowth had 123,873,651 trust units outstanding at December 31, 2003, compared to 110,562,327 trust units at December 31, 2002. The weighted average number of units during the year was 115,912,374 (2002 – 89,922,886).

In 2003, Pengrowth raised a total of $210.2 million net proceeds from new equity, issuing a total of 13.3 million additional trust units. On July 23, 2003 Pengrowth completed a public offering of 8.5 million units at $16.95 per unit to raise total gross proceeds of $144.1 million, and net proceeds of $136.3 million. During 2003, Pengrowth issued 1.5 million units under the DRIP plan at an average price of $15.31 per unit, raising additional equity of $22.2 million. A further 3.4 million units were issued under the employee trust unit option and rights plans, at an average price of $15.39 per trust unit, to raise an additional $51.7 million in new equity.

60   Pengrowth Energy Trust  •  2003 annual report

Summary of Quarterly Results

The following table is a summary of quarterly results for 2003 and 2002. As this table illustrates, net income and distributable cash were impacted positively by the acquisition of the British Columbia properties in the fourth quarter of 2002. As Pengrowth did not make any significant acquisitions in 2003, production declined to the fourth-quarter level of approximately 48,000 boe per day. Natural production declines were partially offset by Pengrowth’s 2003 development program on existing properties.

This table also shows the relatively high commodity prices sustained since the first quarter of 2002, which have had a positive impact on net income and distributable cash.

	2003
($ thousands)	Q1	Q2	Q3	Q4	Total
Oil and gas sales	$202,801	$167,222	$160,695	$152,077	$682,795
Net income	$62,920	$54,214	$34,808	$37,355	$189,297
Net income per unit	$0.57	$0.49	$0.29	$0.31	$1.63
Net income per unit – diluted	$0.57	$0.48	$0.29	$0.30	$1.63
Distributable cash(1)	$97,221	$71,774	$72,951	$71,469	$313,415
Actual distributions paid or declared per unit	$0.75	$0.67	$0.63	$0.63	$2.68
Daily production (boe)	50,827	48,839	48,850	47,653	49,033
Average price per boe	$44.33	$37.63	$35.76	$34.69	$38.15
Operating netback per boe	$26.48	$21.11	$20.54	$20.43	$22.17

	2002
	Q1	Q2	Q3	Q4	Total
Oil and gas sales	$91,634	$111,544	$111,205	$167,918	$482,301
Net income	$1,904	$15,167	$14,011	$25,873	$56,955
Net income per unit	$0.02	$0.18	$0.16	$0.25	$0.63
Net income per unit – diluted	$0.02	$0.18	$0.15	$0.25	$0.63
Distributable cash(1)	$33,118	$48,141	$46,139	$67,060	$194,458
Actual distributions paid or declared per unit	$0.41	$0.54	$0.52	$0.60	$2.07
Daily production (boe)	41,859	40,771	40,203	52,253	43,785
Average price per boe	$24.32	$30.06	$30.07	$34.93	$30.18
Operating netback per boe	$10.71	$15.34	$14.57	$17.50	$14.70

(1)	See note 4 to the financial statements

Pengrowth Energy Trust  •  2003 annual report   61

Selected Annual Information

Financial Results
($ thousands)	2003	2002	2001
Oil and gas sales	$682,795	$482,301	$469,929
Net income	$189,297	$56,955	$88,185
Net income per unit	$1.63	$0.63	$1.24
Distributable cash(1)	$313,415	$194,458	$215,787
Actual distributions paid or declared per unit	$2.68	$2.07	$3.01
Total assets	$1,673,718	$1,552,651	$1,270,208
Long term financial liabilities(2)	$294,300	$316,501	$345,456
Trust unitholders’ equity	$1,159,433	$1,073,164	$828,540
Units outstanding at year-end (thousands)	123,874	110,562	82,240

(1)	See note 4 to the financial statements

(2)	Long-term debt plus Note Payable (excluding current portion)

Impact on Net Income of Change in Accounting Policies

The implementation of new accounting policies in 2003 relating to stock-based compensation and asset retirement obligations has resulted in restatements of previously reported income. The restatements were required under the provisions of the new accounting standards.

The following table shows the impact of the new accounting policies on annual net income for the years presented:

($ thousands)	2003	2002	2001
Net income before change in accounting policies	$180,204	$49,067	$85,150
Increase (decrease) in net income:
Stock-based compensation	(189)	–	–
Asset retirement obligations	9,282	7,888	3,035

Net income after change in accounting policies	$189,297	$56,955	$88,185

The following table shows the impact of the new accounting policies on quarterly net income for periods which have been presented for comparative purposes:

	2003
($ thousands)	Q1	Q2	Q3	Q4
Net income before change in accounting policies(1)	$61,050	$52,435	$33,025	$33,694
Increase (decrease) in net income:
Stock-based compensation(2)	(54)	(12)	(39)	(84)
Asset retirement obligations(3)	1,924	1,791	1,822	3,745

Net income after change in accounting policies	$62,920	$54,214	$34,808	$37,355

62   Pengrowth Energy Trust  •  2003 annual report

	2002
($ thousands)	Q1	Q2	Q3	Q4
Net income before change in accounting policies(1)	$442	$13,604	$12,497	$22,524
Increase (decrease) in net income:
Stock-based compensation(2)	–	–	–	–
Asset retirement obligations(3)	1,462	1,563	1,514	3,349

Net income after change in accounting policies	$1,904	$15,167	$14,011	$25,873

(1)	This represents net income as reported before retroactive restatement for changes in accounting policies.

(2)	The new accounting policy for stock-based compensation was implemented in the fourth quarter of 2003. The first three quarters of 2003 have been restated as a result of this new policy.

(3)	The new accounting policy for asset retirement obligations was implemented in the fourth quarter of 2003. This new standard required retroactive application with restatement of all prior periods presented for comparative purposes.

Business Risks

     The amount of distributable cash available to unitholders and the value of Pengrowth Energy Trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

•	The prices of Pengrowth’s products (crude oil, natural gas and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes, and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

Pengrowth Energy Trust  •  2003 annual report   63

•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	Increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.

•	Canadian/ U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs as well as reserve acquisition costs.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.

•	In order to continue to qualify as a mutual fund trust. Pengrowth Trust cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons. Canges in the Income Tax Act (Canada), or changes in the level of foreign ownership may require Pengrowth to restrict or control the level of foreign ownership which could adversely affect the value of our trust units.

Pengrowth mitigates some of these risks by:

•	Fixing the price on a portion of its future crude oil and natural gas production.

•	Fixing the Canadian/ U.S. exchange rate through financial hedging contracts or by fixing commodity prices in Canadian dollars.

•	Offering competitive incentive-based compensation packages to attract and retain highly qualified and motivated professional staff.

•	Adhering to investment criteria for acquisitions.

•	Acquiring mature production with long-life reserves and proven production.

•	Performing extensive geological, geophysical, engineering and environmental analysis before committing to acquisitions and capital development projects.

•	Geographically diversifying its portfolio.

•	Controlling costs to maximize profitability.

•	Developing and adhering to policies and practices that protect the environment and meet or exceed the regulations imposed by the government.

•	Developing and adhering to safety policies and practices that meet or exceed regulatory standards.

•	Ensuring strong third-party operators for non-operated properties.

•	Carrying insurance to cover physical losses and business interruption.

64   Pengrowth Energy Trust  •  2003 annual report

Outlook

Our focus in 2004 continues to be on creating unitholder value. We successfully accomplished this mission in 2003 delivering distributions of $2.68 per unit and appreciation of trust units in the market place. In 2004 we will again optimize the distributions to our unitholders within the parameters of maintaining a prudent financial structure and allowing us to act on longer-term growth opportunities for our unitholders.

We will continue in 2004 to strive to accomplish many of the objectives which have successfully grown the business and unitholders’ value over the years including:

•	Maintaining a balanced property portfolio which includes gas, oil and liquids as well as a mix of operated versus non-operated properties:

•	Growing production and reserves through potentially accretive acquisitions;

•	The continued optimization of our existing properties and either reducing declines or growing production through development drilling, workovers and field optimization strategies;

•	Maintaining a strong focus on operational and technical excellence to reduce developmental risks, maintain relatively low operating costs and maximize netbacks;

•	Actively managing financial risk including reducing the cost of capital for acquisitions and reinvestment, maximizing sales prices and managing our credit exposure;

•	Protecting the health and safety of our employees and the public, and preserving the quality of our environment;

•	Continuing to farm out our higher risk undeveloped acreage to exploration companies which allows Pengrowth participatation in the upside potential with much reduced capital risk to our unitholders;

•	Utilizing proven and cost-effective technologies; and

•	Maintaining our commitment to making a positive difference in the community at-large.

•	Seeking to reduce the volatility of returns through market risk management and the acquisition of steady cash flow producing assets such as infrastructure systems, gas plants, gas gathering systems, other infrastructure type assets related to the oil and gas industry.

In 2004 we have planned the largest capital program of the Trust’s history at $135 million which we will strive to deploy in a manner which enhances value for our unitholders.

Pengrowth Energy Trust  •  2003 annual report   65

Management’s Report

Management’s Responsibility to the Unitholders

The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management is also responsible for ensuring that it fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which is composed of three independent non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

James S. Kinnear Chairman, President and Chief Executive Officer	Robert B. Hodgins Chief Financial Officer
February 29, 2004 except for Note 11 which is as of March 4, 2004.

66   Pengrowth Energy Trust  •  2003 annual report

Auditors’ Report

To the Unitholders of Pengrowth Energy Trust

We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income, trust unitholders’ equity and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 29, 2004 except for Note 11 which is as of March 4, 2004.

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Consolidated Balance Sheets

(Stated in thousands of dollars)

As at December 31	2003	2002
	(restated see Note 3)
ASSETS
CURRENT ASSETS
Cash and term deposits	$64,154	$8,292
Accounts receivable	65,570	41,426
Inventory	699	1,301
Marketable Securities	–	1,906

	130,423	52,925
REMEDIATION TRUST FUNDS (Note 5)	7,392	6,679
DEFERRED CHARGES (Note 12)	5,544	–
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS (Note 7)	1,530,359	1,493,047

	$1,673,718	$1,552,651

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$54,196	$43,092
Distributions payable to unitholders	52,139	45,315
Due to Pengrowth Management Limited (Note 16)	1,122	1,086
Note payable (Note 9)	10,000	–

	117,457	89,493
NOTE PAYABLE (Note 9)	35,000	–
LONG-TERM DEBT (Note 10)	259,300	316,501
ASSET RETIREMENT OBLIGATIONS (Note 8)	102,528	73,493
TRUST UNITHOLDERS’ EQUITY	1,159,433	1,073,164

COMMITMENTS (Note 19)	$1,673,718	$1,552,651

See accompanying notes to the consolidated financial statements.

Approved on behalf of Pengrowth Energy Trust
by Pengrowth Corporation, as Administrator:

Director	Director

68   Pengrowth Energy Trust  •  2003 annual report

Consolidated Statements of Income

(Stated in thousands of dollars)

Years ended December 31	2003	2002
		(restated see Note 3)
REVENUES
Oil and gas sales	$682,795	$482,301
Processing and other income	9,726	6,936
Crown royalties, net of incentives	(108,325)	(73,833)
Freehold royalties and mineral taxes	(6,580)	(6,774)

	577,616	408,630
Interest and other income	840	274

NET REVENUE	578,456	408,904
EXPENSES
Operating	149,032	129,802
Amortization of injectants for miscible floods	32,541	44,330
Interest	18,153	15,213
Foreign exchange loss (gain) (Note 13)	(29,911)	182
General and administrative	15,997	10,992
Management and performance fee (Note 16)	10,181	6,567
Capital taxes	1,798	483
Depletion and depreciation	185,270	140,775
Accretion (Note 8)	6,039	3,566

	389,100	351,910

INCOME BEFORE THE FOLLOWING	189,356	56,994
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	59	39

NET INCOME	$189,297	$56,955

NET INCOME PER UNIT (Note 17)
Basic	$1.633	$0.633

Diluted	$1.625	$0.633

See accompanying notes to the consolidated financial statements.

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Consolidated Statements of Cash Flow

(Stated in thousands of dollars)

Years ended December 31	2003	2002
	(restated see Note 3)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$189,297	$56,955
Items not involving cash
Depletion, depreciation and accretion	191,309	144,341
Amortization of injectants	32,541	44,330
Purchase of injectants	(23,037)	(15,107)
Expenditures on remediation	(3,243)	(1,607)
Unrealized foreign exchange gain (Note 13)	(30,940)	–
Trust unit based compensation (Note 11)	189	–
Amortization of deferred charges (Note 12)	204	–
Loss (gain) on sale of marketable securities	94	(176)

Funds generated from operating activities	356,414	228,736
Changes in non-cash operating working capital (Note 14)	(9,863)	120

Cash provided by operating activities	346,551	228,856

FINANCING
Distributions	(306,591)	(171,350)
Change in long-term debt	(26,261)	(28,955)
Note payable (Note 9)	41,393	–
Proceeds from issue of trust units	210,198	382,127

	(81,261)	181,822

INVESTING
Expenditures on property acquisitions	(122,964)	(391,761)
Expenditures on property, plant and equipment	(85,718)	(55,631)
Proceeds on property dispositions	2,835	43,153
Deferred charges	(2,141)	–
Change in Remediation Trust Funds	(713)	(209)
Purchase of marketable securities	–	(2,780)
Proceeds from sale of marketable securities	1,812	1,050
Change in non-cash investing working capital (Note 14)	(2,539)	(5)

	(209,428)	(406,183)

CHANGE IN CASH AND TERM DEPOSITS	55,862	4,495
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	8,292	3,797

CASH AND TERM DEPOSITS AT END OF YEAR	$64,154	$8,292

See accompanying notes to the consolidated financial statements.

70   Pengrowth Energy Trust  •  2003 annual report

Consolidated Statements of
Trust Unitholders’ Equity

(Stated in thousands of dollars)

Years ended December 31	2003	2002
	(restated see Note 3)
Unitholders’ equity at beginning of (Note 3)	$1,073,164	$828,540
Units issued, net of issue costs (Note 11)	210,198	382,127
Net income for year	189,297	56,955
Contributed Surplus (Note 11)	189	–
Distributable cash (Note 4)	(313,415)	(194,458)

TRUST UNITHOLDERS’ EQUITY AT END OF YEAR	$1,159,433	$1,073,164

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Tabular amounts are stated in thousands of dollars except per unit amounts.)

1.  Structure of the Trust

Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and ComputerShare Investor Services Inc. (“Computershare”). Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

EnergyTrust acquires and holds royalty units issued by the Corporation, which entitles EnergyTrust to the net revenue generated by Corporation’s petroleum and natural gas properties less certain defined charges. In addition, unitholders are entitled to receive the net cash flows from other investments that are held directly by EnergyTrust. EnergyTrust owns approximately 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. The Manager owns 9 percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation. The remaining 91 percent of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a 1 percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2003 and 2002, this Residual Interest, as computed, did not result in any income retained by Pengrowth Corporation.

2.  Significant Accounting Policies

BASIS OF PRESENTATION

EnergyTrust’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and they include the accounts of EnergyTrust and the accounts of Corporation (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

EnergyTrust owns 91 percent of the shares of Corporation and, through the royalty, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of EnergyTrust have the right to elect the majority of the board of directors of Corporation.

72   Pengrowth Energy Trust  •  2003 annual report

JOINT INTEREST OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

PROPERTY PLANT AND EQUIPMENT

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of acquiring such interests are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of the future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit-of-production method (see Asset Retirement Obligation). Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Pengrowth places a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

INJECTANT COSTS

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

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INVENTORY

Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of cost and net realizable value.

ASSET RETIREMENT OBLIGATIONS

Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain asset retirement obligations for the Judy Creek and Swan Hills properties, and the SOEP facilities. Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against distributable cash in the period incurred.

INCOME TAXES

EnergyTrust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by EnergyTrust in these financial statements.

The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Corporation’s financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

TRUST UNIT COMPENSATION PLANS

Pengrowth has unit based compensation plans, which are described in Note 11. Compensation expense associated with unit based compensation plans is deferred and recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of grant using a modified Black-Scholes option pricing model.

74   Pengrowth Energy Trust  •  2003 annual report

Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ equity.

Pengrowth does not have any outstanding unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as expenses and liabilities based on the intrinsic value.

RISK MANAGEMENT
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s practice is not to utilize financial instruments for trading or speculative purposes.

Pengrowth formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

Foreign exchange translation gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

Interest rate swap agreements are used as part of Pengrowth’s program to manage the fixed and floating interest rate mix of Pengrowth’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.

MEASUREMENT UNCERTAINTY
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

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The amounts recorded for depletion, depreciation, amortization of injectants and the asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

EARNINGS PER UNIT
In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of trust unit options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

CASH AND TERM DEPOSITS
Pengrowth considers term deposits with a maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION
Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.  Change in Accounting Policies

FULL COST ACCOUNTING GUIDELINE
Effective January 1, 2003, Pengrowth adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities, as outlined in Note 2.

Prior to adopting the new standard, the limit on the aggregate carrying value of the property, plant and equipment and other assets that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved reserves and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, property plant and equipment and other assets or any other reported amounts in the financial statements as a result of adopting the standard.

76   Pengrowth Energy Trust  •  2003 annual report

ASSET RETIREMENT OBLIGATIONS (ARO)
Effective January 1, 2002, Pengrowth retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations, as outlined in Note 2. Prior to adopting the standard, Pengrowth recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

As a result of this change, net income for the year ended December 31, 2003 increased $9.3 million. The ARO increased by $41.0 million and property, plant and equipment and other assets, net of accumulated depletion increased by $69.5 million as at December 31, 2003. Opening 2003 unitholders’ equity increased by $19.2 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision.

The previously reported amounts for 2002 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2002 increased by $7.9 million. The ARO increased by $29.2 million and property, plant and equipment and other assets, net of accumulated depletion increased by $48.4 million as at December 31, 2002. Opening 2002 unitholders’ equity increased by $11.3 million to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision.

There was no impact on Pengrowth’s cash flow as a result of adopting the standard.

TRUST UNIT BASED COMPENSATION PLAN
Effective January 1, 2003, Pengrowth prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with unit based compensation plans, as outlined in Note 2. Under the amended standards, Pengrowth must recognize compensation expense based on the fair value of the trust unit options and rights granted under Pengrowth’s unit based compensation plans. Pengrowth uses a modified Black-Scholes option pricing model to determine the fair value of trust unit based compensation plans at the date of grant.

For trust unit options and rights granted in 2002, Pengrowth elected not to recognize compensation expense but provide pro forma disclosure as if the amended accounting standards were adopted retroactively.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $189,000 and contributed surplus increased by $189,000. Net income for 2002 remains unchanged with respect to trust unit options and rights granted in 2002 and the pro forma results are disclosed in Note 11.

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4.  Distributable Cash

There is no standardized measure of Distributable Cash and therefore Distributable Cash, as presented below, may not be comparable to similar measures presented by other trusts.

		2003	2002
	Net income	$189,297	$56,955
Add (Deduct):	Depletion, depreciation and accretion	191,309	144,341
	ARO expenses not covered by the trust
	funds and trust fund contributions	(3,956)	(1,816)
	Unrealized foreign exchange gain (Note 13)	(30,940)	–
	Non-cash compensation expense	189	–

	Distributable cash before withholding	345,899	199,480
	Cash withheld to fund capital expenditures	(32,484)	(5,022)

	Distributable cash	313,415	194,458
	Less: Actual distributions paid or declared	(313,381)	(193,395)

	Balance to be distributed	$34	$1,063

	Actual distributions paid or declared per unit	$2.680	$2.070

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time. Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned.

Pursuant to a Unitholder resolution on April 23, 2002, the Board of Directors of Pengrowth Corporation may elect to retain up to 20 percent of gross revenues to provide for the payment of future capital expenditures or for the payment of future distributions. Commencing with the January 15, 2003 distribution to unitholders, approximately 10 percent of funds available for distribution have been withheld. Subject to the limit of 20 percent of gross revenues approved by unitholders, the Board of Directors may elect to increase (or decrease) the amount withheld in the future.

5.  Remediation Trust Funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding asset retirement obligations, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. Pengrowth is currently in discussions in respect of required contributions for 2004 and future periods. If an agreement is not reached regarding the changes in the contribution level, the matter may be arbitrated.

78   Pengrowth Energy Trust  •  2003 annual report

Commencing in May 2003, Pengrowth was required, pursuant to various agreements with the Sable Offshore Energy Project (SOEP) partners, to make contributions to a remediation trust fund that will be used to fund ARO of the SOEP facilities and properties. Pengrowth has made monthly contributions to the fund of $0.02 per mcf of natural gas production and $0.08 per boe of natural gas liquids production from SOEP. An additional $0.02 per mcf of natural gas production will be required as a result of the acquisitions in December 2003 (see Note 6).

The following summarizes Pengrowth’s trust fund contributions for 2003 and 2002 and Pengrowth’s expenditures on ARO not covered by the trust funds:

	2003	2002
Contributions to Judy Creek Remediation Trust Fund	$910	$893
Contributions to SOEP Environmental Restoration Fund	181	–
Expenditures related to Judy Creek Remediation Trust Fund	(378)	(684)

	713	209

Expenditures on ARO not covered by the trust funds	2,865	923
Expenditures on ARO covered by the trust funds	378	684

	3,243	1,607

Total trust fund contributions and ARO expenditures not covered by the trust funds	$3,956	$1,816

6.  Acquisitions
 In May 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP processing facilities, downstream of the Thebaud central processing platform, for approximately $57 million.

In June 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited (NSRVL) for $4.5 million plus a ten percent Net Profits Interest to NSRVL.

In December 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (Emera) for $65 million. The consideration for this acquisition included cash of $20 million and a $45 million note payable over three years (see Note 9).

In conjunction with the December acquisition, Pengrowth exchanged its royalty interest in SOEP for a direct working interest in SOEP.

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In October 2002, Pengrowth acquired substantially all of the crude oil and natural gas assets held by Calpine Canada Natural Gas Partnership (Calpine) in northern British Columbia for $377.4 million, net of adjustments, with the consideration consisting of cash and the tendering of debt securities of Calpine Corporation and its subsidiaries purchased by Pengrowth on the open market. Also in October 2002, Pengrowth sold to Progress Energy Ltd. for consideration of $25.4 million certain crude oil and natural gas assets acquired from Calpine. The acquisition was accounted for by the purchase method with the results of operations of the acquired assets included in the financial statements from the date of acquisition.

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations would have been had the Calpine acquisition taken place on January 1, 2002.

2002
(unaudited)
Oil and gas sales	$603,683
Net income	$90,661
Net income per unit:
Basic	$0.847
Diluted	$0.847

7.  Property, Plant and Equipment and Other Assets

	2003	2002
PROPERTY, PLANT AND EQUIPMENT
Property, Plant and Equipment, at cost	$2,281,166	$2,049,080
Accumulated depletion and depreciation	(775,103)	(589,833)

Net book value of property, plant and equipment	1,506,063	1,459,247
OTHER ASSETS
Deferred injectant costs	24,296	33,800

Net book value of property, plant and equipment and other assets	$1,530,359	$1,493,047

Property, plant and equipment includes $69.5 million (2002 – $48.4 million), net of accumulated depletion, related to the ARO.

Pengrowth performed a ceiling test calculation at December 31, 2003 to assess the recoverable value of the property, plant and equipment and other assets. The oil and gas future prices are based on the January 1, 2004 commodity price forecast of our independent reserve evaluators.

80   Pengrowth Energy Trust  •  2003 annual report

These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment and other assets at December 31, 2003.

		Foreign	Edmonton Light
	WTI Oil	Exchange	Crude Oil	AECO Gas
Year	($U.S./bbl)	Rate	($Cdn/bbl)	($Cdn/mmbtu)
2004	29.00	0.75	37.75	5.85
2005	26.00	0.75	33.75	5.15
2006	25.00	0.75	32.50	5.00
2007	25.00	0.75	32.50	5.00
2008	25.00	0.75	32.50	5.00
2009 - 2014	25.00	0.75	32.50	5.00

Escalate thereafter	1.5% per year		1.5% per year	1.5% per year

8.  Asset Retirement Obligations
 The total future asset retirement obligations were estimated by management based on Pengrowth’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total asset retirement obligations to be $103 million as at December 31, 2003, based on a total future liability of $352 million. These costs are expected to be made over 51 years with the majority of the costs incurred between 2014 and 2040. Pengrowth’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 percent were used to calculate the net present value of the asset retirement obligations.

The following reconciles Pengrowth’s asset retirement obligations:

	2003	2002
ARO, beginning of year	$73,493	$42,123
Increase in liabilities during the year related to:
Additions	11,086	29,411
Revisions	15,153	–
Accretion expense	6,039	3,566
Liabilities settled during the year	(3,243)	(1,607)

ARO, end of year	$102,528	$73,493

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9.  Note Payable
 The note payable is due to Emera in respect of the acquisition of the SOEP facility (Note 6). The note payable is secured by Pengrowth’s woring interest in SOEP. The note payable is non-interest bearing with payments due as follows: $10 million on December 30, 2004, $15 million on December 29, 2005, and $20 million on December 31, 2006.

At December 31, 2003, $3.6 million has been recorded as a deferred charge representing the imputed interest on the non-interest bearing note. This amount will be recognized as interest expense over the period outstanding for each individual instalment.

10.  Long-Term Debt

As at December 31,	2003	2002
U.S. dollar denominated debt:
$150 million senior unsecured notes at
4.93 percent due April 2010	$217,680	$–
$50 million senior unsecured notes at
5.47 percent due April 2013	72,560	–
Unrealized foreign exchange gain on translation	(30,940)	–

	259,300	–
Canadian dollar revolving credit borrowings	–	316,501

	$259,300	$316,501

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93 percent due April 2010 and U.S.$50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. The proceeds from the private placement were used to repay a portion of Pengrowth’s outstanding bank debt. Costs incurred in connection with issuing the notes, in the amount of $2,141,000, are being amortized straight line over the term of the notes (see Note 12).

The Corporation has a $200 million revolving credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. In addition, it has a $35 million demand operating line of credit. At December 31, 2003, the borrowing capacity under these facilities was reduced by outstanding letters of credit in the amount of approximately $47 million. In January 2004, this amount of outstanding letters of credit was reduced by $25 million. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

82   Pengrowth Energy Trust  •  2003 annual report

The credit facility will revolve until June 18, 2004, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in eight equal quarterly instalments. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments.

11.  Trust Units
 The authorized capital of Pengrowth is 500,000,000 trust units.

	2003		2002
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of year	110,562,327	$1,662,726	82,240,069	$1,280,599
Issued for cash	8,500,000	144,075	28,125,000	404,350
Less: issue expenses	–	(7,820)	–	(24,989)
Issued for cash on exercise of trust unit options and rights incentive options	3,358,442	51,701	66,093	871
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	1,452,882	22,242	131,165	1,895

Balance, end of year	123,873,651	$1,872,924	110,562,327	$1,662,726

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation the right to exchange such royalty unit for an equivalent number of trust units. ComputerShare, as Trustee has reserved 18,940 trust units for such future conversion.

DISTRIBUTION REINVESTMENT PLAN
The Distribution Reinvestment Plan (DRIP) entitles Canadian unitholders to reinvest cash distributions in additional units of EnergyTrust. The DRIP was amended effective January 2003 such that trust units under the amended plan are normally issued from treasury at a 5 percent discount to the weighted average closing price of all EnergyTrust units traded on the Toronto Stock Exchange and the New York Stock Exchange for the 20 trading days preceding a distribution payment date.

Prior to January 2003, the trust units under the plan were acquired in the open market at prevailing market prices or issued from treasury at the weighted average price of all EnergyTrust units traded on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date.

Pengrowth Energy Trust  •  2003 annual report   83

TRUST UNIT OPTION PLAN
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options. Under the terms of the plan, up to 10 percent of the issued and outstanding trust units to a maximum of 10 million units may be reserved for option and right grants. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary. As at December 31, 2003, options to purchase 2,014,903 trust units were outstanding (2002 – 4,451,131) that expire at various dates to June 28, 2009.

	2003		2002
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price
Outstanding at beginning of year	4,451,131	$16.78	3,106,635	$17.78
Granted	–	–	1,895,603	15.14
Exercised	(2,374,182)	16.19	(66,093)	13.17
Cancelled	(62,046)	17.17	(485,014)	17.23

Outstanding at year-end	2,014,903	$17.47	4,451,131	$16.78

Exercisable at year-end	1,999,436	$17.48	3,715,271	$17.04

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	At 12/31/03	Contractual Life	Exercise Price	At 12/31/03	Exercise Price
$12.00 to $14.99	260,893	4.7 years	$13.19	245,426	$13.08
$15.00 to $16.99	235,090	3.7	15.09	235,090	15.09
$17.00 to $17.99	756,545	2.6	17.49	756,545	17.49
$18.00 to $20.50	762,375	2.6	19.64	762,375	19.64

$12.00 to $20.50	2,014,903	3.0	$17.47	1,999,436	$17.48

EMPLOYEE TRUST UNIT RIGHTS INCENTIVE PLAN
Pengrowth has an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Pengrowth trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net property, plant and equipment at the end of such calendar quarter result in a reduction in the exercise price. Total price reductions calculated for 2003 were $1.47 per trust unit right (2002 – $0.64 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the

84   Pengrowth Energy Trust  •  2003 annual report

first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant. As at December 31, 2003, rights to purchase 1,112,140 trust units were outstanding (2002 – 1,964,100) that expire at various dates to October 30, 2008.

	2003		2002
		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of Rights	Exercise Price	of Rights	Exercise Price
Outstanding at beginning of year	1,964,100	$13.29	–	$–
Granted(1)	165,000	16.35	1,964,100	13.61
Exercised	(984,260)	13.49	–	–
Cancelled	(32,700)	12.75	–	–

Outstanding at year-end	1,112,140	$12.20	1,964,100	$13.29

Exercisable at year-end	359,740	$11.92	654,700	$13.29

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about rights incentive options outstanding and exercisable at December 31, 2003:

	Rights Outstanding			Rights Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	At 12/31/03	Contractual Life	Exercise Price	At 12/31/03	Exercise Price
$11.00 to $12.99	991,940	3.8 years	$11.80	346,740	$11.76
$13.00 to $14.99	42,300	4.2	14.03	2,500	14.03
$15.00 to $16.99	77,900	4.7	16.32	10,500	16.80

$11.00 to $16.99	1,112,140	3.9	$12.20	359,740	$11.92

FAIR VALUE OF UNIT BASED COMPENSATION
Pengrowth recorded compensation expense and contributed surplus of $189,000 on rights incentive options granted in 2003. The amount of compensation expense was reduced for rights granted on or after January 1, 2003 which were subsequently cancelled prior to vesting.

For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect as if the amended accounting standard had been adopted retroactively. For the year ended December 31, 2003, Pengrowth’s net income would have decreased by $1.6 million for the estimated compensation expense related to the trust unit options and rights granted on or after January 1, 2002.

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The following is the pro forma effect of retroactive adoption of the amended accounting standard on trust unit options and rights granted in 2002:

	2003	2002
Net income, as reported	$189,297	$56,955
Compensation expense related to trust unit options granted in 2002	(367)	(899)
Compensation expense related to rights incentive options granted in 2002	(1,279)	(1,561)

Pro forma net income	$187,651	$54,495

Pro forma net income per unit:
Basic	$1.619	$0.606
Diluted	$1.611	$0.606

The weighted average fair market value of trust unit options granted in 2002 was $0.73 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.4 percent, dividend yield of 13 percent, expected volatility of 27 percent, and expected life of five years.

The fair value of rights incentive options granted in 2003 and 2002 was estimated as 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

SHARE APPRECIATION RIGHTS
On October 15, 2002, all of the 426,000 Share Appreciation Rights (SAR’s) held by an officer of Pengrowth were converted into an equal number of options under the Trust Unit Option Plan. These options have a weighted average exercise price of $18.39, are fully vested and have expiry dates ranging from October 15 to December 1, 2004.

The SAR’s granted the right to receive a Payment Amount equal to any increase in the market price of the 426,000 trust units above the exercise price. Pengrowth, at its option, could have satisfied this Payment Amount with either a cash payment or the issue of trust units from treasury based on market prices at the time of exercise. The new standard for stock based compensation required the recognition of compensation expense equal to the amount of the excess of the market price above the exercise price for SAR’s. No compensation cost was recognized for the year ended December 31, 2002.

86   Pengrowth Energy Trust  •  2003 annual report

TRUST UNIT SAVINGS PLAN
Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from one to ten percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as compensation expense and amounted to $1,037,063 in 2003 (2002 – $844,213).

TRUST UNIT MARGIN PURCHASE PLAN
Pengrowth has a plan whereby the employees, officers and directors, and certain consultants of Corporation and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.

The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2003, 2,471,120 trust units were deposited under the plan (2002 – 2,529,698) with a market value of $52.5 million (2002 – $37.3 million) and a corresponding margin loan of $4.8 million (2002 – $11.3 million).

The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation would be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount of the guarantee at December 31, 2003 was $4.8 million, the fair value of which is estimated to be a nominal amount.

REDEMPTION RIGHTS
Trust units are redeemable at the request of a Unitholder. The redemption right permits Unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

2004 OFFERING OF TRUST UNITS
On March 4, 2004 Pengrowth entered into an agreement to sell 8.2 million trust units at $18.40 per trust unit to raise gross proceeds of $150.9 million on a bought-deal basis. Pengrowth has granted the underwriters an option to purchase up to an additional 2.7 million trust units at the same offering price.

Pengrowth Energy Trust  •  2003 annual report   87

12.  Deferred Charges

	2003	2002
Imputed interest on note payable (Note 9)	$3,607	$–
U.S. debt issue costs (net of accumulated amortization of $204) (Note 10)	1,937	–

	$5,544	$–

13.  Foreign Exchange Loss (Gain)

	2003	2002
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(30,940)	$–
Realized foreign exchange losses	1,029	182

	$(29,911)	$182

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included income.

14.  Other Cash Flow Disclosures
 CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2003	2002
Accounts receivable	$(24,144)	$(13,567)
Inventory	602	1,386
Accounts payable and accrued liabilities	13,643	11,738
Due to Pengrowth Management Limited	36	563

	$(9,863)	$120

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	2003	2002
Accounts payable for capital accruals	$(2,539)	$(5)

CASH PAYMENTS

	2003	2002
Cash payments made for taxes	$1,834	$1,840
Cash payments made for interest	$16,657	$15,400

15.  Income Taxes
 In 2003, the cost basis for income tax purposes of property, plant and equipment exceeded the net book value by approximately $164 million (2002 – $149 million). A future tax asset of $56 million (2002 – $66 million) has been reduced to nil through a valuation allowance of $56 million (2002 – $66 million).

88   Pengrowth Energy Trust  •  2003 annual report

16.  Related Party Transactions
Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $695,000 (2002 – $2,474,110) for acquisition fees, $520,000 (2002 – nil) for performance fees and $9,660,749 (2002 – $6,567,055) for a management fee. The law firm controlled by the corporate secretary charged $675,692 (2002 – $698,748) for legal and advisory services provided to Pengrowth by the corporate secretary. The transactions have been recorded at the exchange amount.

17.  Amounts per Unit
The per unit amounts for net income are based on weighted average units outstanding for the year. The weighted average units outstanding for 2003 were 115,912,374 units (2002 – 89,922,886 units). In computing diluted net income per unit, 567,335 units were added to the weighted average number of units outstanding during the year ended December 31, 2003 (2002 – 69,398) for the dilutive effect of trust unit options and rights.

18.  Financial Instruments
INTEREST RATE RISK
On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of fixed rate seven and ten year term notes. Proceeds from the notes were used to pay down existing floating rate bank debt. The interest and principal payments on the term notes are payable in U.S. dollars. Pengrowth had previously fixed the interest rates on $125 million of Canadian bank debt using interest rate swaps. In 2003, Pengrowth terminated these interest rate swaps at a total cost including accrued interest of approximately $2,229,000.

FOREIGN CURRENCY EXCHANGE RISK
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year end. At December 31, 2003, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$2,169,000.

Pengrowth Energy Trust  •  2003 annual report   89

CREDIT RISK
Pengrowth sells a significant portion of its oil and gas to commodity marketers, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.

FORWARD AND FUTURES CONTRACTS
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties.

As at December 31, 2003, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	Per bbl
2004
Financial:
Jan 1, 2004 – Dec 31, 2004	9,500	WTI (1)	$38.11 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	Per mmbtu
2004
Financial:
Jan 1, 2004 – Dec 31, 2004	5,000	Tetco M3 (1)	$6.90 Cdn
Jan 1, 2004 – Dec 31, 2004	7,000	Transco Z6	$3.90 U.S.

(1)	Associated CDN$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2003, the amounts Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $4,401,000 and $9,768,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximate their fair value due to their short maturity. The fair value of the remediation trust funds at December 31, 2003, was $7,479,000 (2002 – $6,729,000). The fair value of the U.S. denominated debt approximates its

90   Pengrowth Energy Trust  •  2003 annual report

carrying value at December 31, 2003, as the rate on the debt did not vary significantly from market rates. The fair value of the note payable approximates its carrying value net of the imputed interest included in deferred charges.

19.   Commitments
Pengrowth has future commitments under various agreements for oil and natural gas pipeline transportation, the purchase of carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 miscible flood project (1).

	2004	2005	2006	2007	2008 Thereafter		Total
Pipeline transportation	$24,041	$23,642	$23,192	$19,448	$19,052	$19,439	$128,814
Capital expenditures	46,242	18,656	17,405	–	–	–	82,303
CO2 purchases	5,372	6,534	5,725	4,830	4,651	30,396	57,508
Other commitments	1,216	1,174	732	358	165	–	3,645

	$76,871	$50,006	$47,054	$24,636	$23,868	$49,835	$272,270

(1)	Contract prices for CO2 are denominated in U.S. dollars and have been translated at the year end foreign exchange rate.

20.	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles

The significant differences between Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”), as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Prior to 2003, under Canadian GAAP, the “ceiling test” was calculated without application of a discount factor. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At December 31, 2003 and 2002, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test writedown under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

Pengrowth Energy Trust  •  2003 annual report   91

(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Effective January 1, 2003, Pengrowth prospectively adopted U.S. standards relating to recognizing the compensation expense associated with unit based compensation plans. Under U.S. GAAP Pengrowth adopted the following:

(i)	For trust unit options granted on or after January 1, 2003, the estimated fair value of the options is recognized as an expense over the vesting period. The compensation expense associated with trust unit options granted prior to January 1, 2003 is disclosed on a pro forma basis;

(ii)	For rights incentive options granted on or after January 1, 2003, the estimated fair value of the rights, determined using a modified Black-Scholes option pricing model, is recognized as an expense over the vesting period. The compensation expense associated with the rights granted prior to January 1, 2003 is disclosed on a pro forma basis.

The following is the pro forma effect of trust unit options and rights granted prior to January 1, 2003, had the fair value method of accounting been used:

Years ended December 31,	2003	2002
Net income – U.S. GAAP, as reported	$236,181	$73,246
Compensation expense related to trust unit options granted prior to January 1, 2003	(426)	(890)
Compensation expense related to rights incentive options granted prior to January 1, 2003	(1,279)	(337)

Pro forma net income – U.S. GAAP	$234,476	$72,019

Pro forma net income – U.S. GAAP per unit:
Basic	$2.02	$0.80
Diluted	$2.01	$0.80

(d)	Marketable securities held by Pengrowth are classified as available-for-sale in accordance with the definitions of Statement of Financial Accounting Standards (“SFAS”) 115. Under provisions of this Statement, available-for-sale securities are reported at fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’ equity until realized.

(e)	SFAS 130 requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(f)	Effective January 1, 2002, Pengrowth retroactively adopted with restatement of prior periods, a new Canadian accounting standard relating to asset retirement obligations, as outlined in Note 2. Canadian standards are consistent with the requirements under SFAS 143, “Accounting for Asset Retirement Obligations”, except under U.S. GAAP the change

92   Pengrowth Energy Trust  •  2003 annual report

was effective January 1, 2003. Under U.S. GAAP, prior periods are not restated for the change in accounting policy and the effect of the change is charged to income, not unitholders’ equity. The effect of the change in accounting policy of $19,225,000 or $0.17 per unit basic and diluted was charged to income in 2003.

The following shows the effect of the change in accounting policy on the 2002 U.S. GAAP financial statements:

As reported:
Net income under U.S. GAAP	$73,246
Net income per unit under U.S. GAAP
Basic	$0.81
Diluted	$0.81
Pro forma amounts assumed SFAS 143 was applied retroactively:
Net income under U.S. GAAP	$81,134
Net income per unit under U.S. GAAP
Basic	$0.90
Diluted	$0.90
ARO beginning of year	$42,123
ARO end of year	$73,493

Prior to January 1, 2003, U.S. GAAP required the provision for abandonment costs to be recorded as a reduction of capital assets.

(g)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

At December 31, 2003, $13,869,000 has been recorded as a current liability in respect of the fair value of crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2002, $17,824,000 has been recorded as a liability in respect of fair value of crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. Of the liability, $12,666,000 has been classified as current and $5,158,000 has been classified as long term. These amounts will be recognized against crude oil and natural gas sales over the remaining terms of the related hedges.

Pengrowth Energy Trust  •  2003 annual report   93

At December 31, 2003, $300,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income. At December 31, 2002, $960,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income.

At December 31, 2003, a current asset of $2,169,000 has been recorded in respect of the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2002, a liability of $885,000 has been recorded with respect to the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income. Of this liability, $351,000 has been classified as current and $534,000 has been classified as long term.

In 2003, Pengrowth terminated interest rate swaps at a total cost including accrued interest of $2,229,000. The cost has been recorded as an expense under Canadian GAAP. The unrealized hedging loss recorded in other comprehensive income related to the interest rate swaps, as at December 31, 2002 was $2,116,000.

(h)	In 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) had no impact on the U.S. GAAP financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 had no impact on the U.S. GAAP financial statements.

94   Pengrowth Energy Trust  •  2003 annual report

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:

(Stated in thousands of Canadian Dollars, except per unit amounts)

Years ended December 31	2003	2002
Net income for the year, as reported	$189,297	$56,955
Adjustments:
Depletion and depreciation (a)	26,999	26,363
Effect of retroactive application with restatement under Canadian GAAP (f)	–	(7,888)
Compensation expense (c)	–	(1,224)
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (g)	660	(960)

Net income before cumulative effect of change in accounting policy under U.S. GAAP	$216,956	$73,246
Cumulative effect of change in accounting policy (f)	19,225	–

Net income – U.S. GAAP	$236,181	$73,246
Other comprehensive income:
Unrealized gain on available for-sale-securities (d)(e)	–	271
Realized loss on available for-sale-securities (d)(e)	(271)	–
Realized gain on settlement of interest rate swaps (e)(g)	2,116	(2,116)
Unrealized hedging gains (losses) (e)(g)	7,009	(20,903)

Comprehensive income – U.S. GAAP	$245,035	$50,498

Net income before cumulative effect of change in accounting policy under U.S. GAAP:
Basic	$1.87	$0.81
Diluted	$1.86	$0.81
Net income – U.S. GAAP
Basic	$2.04	$0.81
Diluted	$2.03	$0.81

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Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

Stated in thousands of Canadian Dollars

	As	Increase
December 31, 2003	Reported	(Decrease)	U.S. GAAP
Assets:
Current portion of unrealized hedging gain (g)	$–	$2,169	$2,169
Capital assets (a)	1,530,359	(242,942)	1,287,417

		$(240,773)

Liabilities:
Accounts payable and accrued liabilities (g)	$54,196	$300	$54,496
Current portion of unrealized hedging loss (g)	–	13,869	13,869
Unitholders’ equity:
Other comprehensive income (e)(g)	–	(11,700)	(11,700)
Trust Unitholders’ Equity (a)	1,159,433	(243,242)	916,191

		$(240,773)

December 31, 2002
Assets:
Marketable securities (d)	$1,906	$271	$2,177
Capital assets (a)(f)	1,493,047	(362,659)	1,130,388

		$(362,388)

Liabilities:
Accounts payable and accrued liabilities (g)	$43,092	$960	$44,052
Current portion of unrealized hedging loss (g)	–	14,462	14,462
Long-term portion of unrealized hedging loss (g)	–	6,363	6,363
Provision for abandonment costs (f)	73,493	(73,493)	–
Unitholders’ equity:
Other comprehensive income (e)(g)	–	(20,554)	(20,554)
Trust Unitholders’ Equity (a)(f)	1,073,164	(290,126)	783,038

		$(362,388)

96   Pengrowth Energy Trust  •  2003 annual report

Additional disclosures required under U.S. GAAP

The components of accounts receivable are as follows:

December 31,	2003	2002
Trade	$52,663	$35,148
Prepaids	9,759	5,084
Other	3,148	1,194

	$65,570	$41,426

The components of accounts payable and accrued liabilities are as follows:

December 31,	2003	2002
Accounts payable	$41,694	$29,806
Accrued liabilities	12,802	14,246

	$54,496	$44,052

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Five Year Review

Pengrowth Energy Trust Consolidated Financial Results

(Stated in thousands of dollars, except per unit amounts)
Years ended December 31	2003	2002	2001	2000	1999
Financial (in thousands of dollars)
Gross oil and gas revenue	$682,795	482,301	469,929	416,228	252,408
Crown royalties, net of incentives	$108,325	73,833	65,203	69,594	27,671
Freehold royalties and mineral taxes	$6,580	6,774	6,757	6,994	4,215
Operating costs	$149,032	129,802	104,943	65,195	57,642
Amortized injectant costs	$32,541	44,330	47,448	32,463	13,964
General and administrative	$15,997	10,992	7,467	7,081	5,972
Management fee	$10,181	6,567	7,120	6,873	4,490
Interest expense	$18,153	15,213	18,806	17,354	10,882
Capital taxes	$1,798	483	2,659	1,830	1,190
Depletion, depreciation and accretion	$191,309	144,341	129,702	94,244	78,499

Net Income	$189,297	56,955	88,185	125,836	52,705
Per unit	$1.63	0.63	1.24	2.26	1.03

Distributable cash(1)	$313,415	194,458	215,787	218,340	128,172
Per unit	$2.68	2.07	3.01	3.79	2.49

Total assets	$1,673,718	1,552,651	1,270,208	1,113,503	880,217
Per unit	$13.51	14.04	15.45	17.44	16.41

Long term debt	$259,300	316,501	345,456	286,823	230,333
Per unit	$2.09	2.86	4.20	4.49	4.29

Unitholders’ equity	$1,159,433	1,073,164	828,540	650,267	564,271
Per unit	$9.36	9.71	10.07	10.18	10.52

Net asset value at 10%(2)	$1,124,433	1,239,322	914,970	926,899	705,159
Per unit	$9.08	11.21	11.13	14.52	13.15

Return on average equity	17.0%	6.0%	11.9%	20.7%	9.3%
Cash flow return on average equity	28.1%	20.5%	29.2%	36.0%	22.7%
Average cost of debt capital	5.1%	4.6%	5.2%	6.8%	6.2%

(1)	See Note 4 to the financial statements.
(2)	Based on Proved plus Probable (P50) reserves discounted before income taxes

98   Pengrowth Energy Trust  •  2003 annual report

Pengrowth Energy Trust
Operating Results

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated

Years ended December 31	2003		2002	2001	2000	1999
Daily production
Oil (bbl)		23,337	19,914	19,726	17,599	17,570
Gas (mcf)		119,842	111,713	91,764	70,098	61,494
Natural gas liquids (bbl)		5,722	5,252	5,258	4,205	3,927
Oil equivalent (boe) 6:1		49,033	43,785	40,320	33,581	31,821
Total annual production (mboe) (6:1)		17,897	15,982	14,717	12,291	11,615

Average price
Oil (per bbl)		$40.64	38.06	37.26	40.37	26.73
Gas (per mcf)		$6.21	3.85	4.48	4.34	2.48
Natural gas liquids (per bbl)		$35.46	28.11	30.68	33.56	18.08
Oil equivalent (per boe) 6:1		$38.15	30.18	31.93	33.87	21.73

Property acquisitions ($millions)		$126.5	389.3	277.1	179.6	141.8
Capital expenditures ($millions)		$85.7	55.6	74.0	59.8	17.7

Reserves (Proved plus Probable)
Reserves acquired in the year (mmboe)		N/A	37.7	48.4	21.5	26.7
Reserves at year-end (mmboe)		184.4	214.8	210.5	183.0	176.6
Acquisition cost per boe	$	N/A	10.33	5.72	8.34	5.31

Stock Market Data
Toronto Stock Exchange
Trading volume		97,393	51,110	41,249	21,494	14,457
Trading value		$1,617,668	753,684	734,382	394,244	204,125
New York Stock Exchange
Trading volume		74,002	9,672
Trading value (in U.S. $)		$922,942	89,680
Market capitalization:
Units outstanding		123,874	110,562	82,240	63,852	53,639
Year end unit price		$21.25	14.73	14.22	19.20	15.50
Total capitalization		$2,632,315	1,628,583	1,169,454	1,225,962	831,410

Toronto Stock Exchange
Trust unit price:
High		$22.22	17.00	21.95	20.35	16.75
Low		$13.39	13.01	12.80	15.00	10.50
Close		$21.25	14.73	14.22	19.20	15.50

New York Stock Exchange
Trust unit price (in U.S. $):
High		$17.00	10.90
Low		$9.07	8.40
Close		$16.40	9.27

Cash on cash return:
Yearly high price		12.1%	12.2%	13.7%	18.6%	14.8%
Yearly low price		20.0%	15.9%	23.5%	25.2%	23.7%

Pengrowth Energy Trust  •  2003 annual report   99

Corporate Governance

Corporate Responsibility

Pengrowth Energy Trust is in business to provide returns to Pengrowth unitholders through competitive acquisitions and effective management of our petroleum and natural gas properties. As a good corporate citizen we also recognize that economic performance is not the only criteria on which Pengrowth is evaluated. Pengrowth also supports a broad base of charitable organizations and is actively involved in the community.

Corporate Governance Practices

The Board of Directors of Pengrowth Corporation seeks to comply with prevailing standards for Corporate Governance in both Canada and the United States. The trust units of Pengrowth Energy Trust are listed on both the Toronto Stock Exchange and the New York Stock Exchange. Pengrowth Energy Trust is an issuer in Canada and a foreign issuer in the United States.

The Board of Directors of Pengrowth Corporation complies with the guidelines for effective Corporate Governance of the Toronto Stock Exchange and Pengrowth’s Corporate Governance practices in comparison with the TSX best practices are disclosed in Pengrowth’s annual proxy materials. These guidelines address the constitution of boards of directors and board committees as well as their functions, their independence from management and other means to promote sound Corporate Governance practices.

Pengrowth is also considering the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance. Multilateral Instrument 58-201 on effective Corporate Governance was published for comment by the Canadian Securities administrators (the “CSA”) and will be considered for implementation in 2005. The impact of Multilateral Instrument 52-101 in respect of audit committee, Multilateral Instrument 52-109 in respect of the certification of disclosure on issuers’ annual and interim filings and National Instrument 51-101 in respect of standards of disclosure for oil and gas activities are being considered by Pengrowth. In the United States, the two most significant recent developments relate to the Sarbanes-Oxley Act of 2002 (“SOX”) and the Corporate Governance Listing Standards proposed by the New York Stock Exchange (“NYSE”). The SOX stipulates a certification process for financial results and internal financial statements by the Chief Executive Officer and Chief Financial Officer. The Corporate Governance Listings Standards establish mandatory Corporate Governance practices for issuers listed on the NYSE addressing issues such as board and committee independence and codes of conduct. Non-U.S. issuers listed on the NYSE are required only to comply with the audit committee requirement by July 31st, 2005 though such issuers much disclose either on their websites or in their annual reports any significant differences between their corporate governance practices and those required for U.S. issues.

100   Pengrowth Energy Trust  •  2003 annual report

The following are important elements of our current Corporate Governance practice:

•	The Board of Directors of the Corporation, Pengrowth Management Limited and senior management of the Corporation consider good Corporate Governance to be central to the effective and efficient operation of Pengrowth Energy Trust and Pengrowth Corporation.

•	Pengrowth Management Limited makes recommendations to the Board of Directors as to the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust and as to acquisitions and divestitures. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust. The Board of Directors of Pengrowth Corporation also considers management development and succession programs, financing proposals including the issuance of trust units and other securities as well as those matters which require Board approval;

•	Two members of the Board of Directors are considered related to the Corporation and/or Pengrowth Energy Trust by virtue of their appointment by Pengrowth Management Limited and other factors. The remainder (up to six) of the Directors are independent in that they have not worked for Pengrowth Corporation (nor Pengrowth Management Limited) nor have they material contracts with Pengrowth Corporation (nor Pengrowth Management Limited) nor have they received remuneration from Pengrowth Corporation (nor Pengrowth Management Limited), other than options or rights to acquire trust units, in excess of Directors’ fees payable by Pengrowth Corporation;

•	The Board of Directors has established a Corporate Governance and Compensation Committee. This committee is comprised of four independent directors and has activities which include:

–	adoption of a charter for Corporate Governance, which has been ratified by the Board of Directors;

–	development of procedures for assessing the effectiveness of the Board of Directors, committees and individual directors;

–	undertaking responsibility for evaluating the performance of Pengrowth Management Limited;

–	adoption of a business code of ethics and policies on disclosure and insider trading.

–	the independent members of the Board of Directors meet separately at meetings of the Board under the chairmanship of a lead director;

–	the audit committee of the Board of Directors is comprised entirely of independent members of the Board and communicates directly with the auditors of Pengrowth Corporation and Pengrowth Energy Trust;

–	the reserves committee of the Board has been appointed to review Pengrowth’s standards for reporting reserves for its portfolio of oil and natural gas properties. The reserves

Pengrowth Energy Trust  •  2003 annual report   101

committee communicates directly with Gilbert Laustsen Jung Associates Ltd., Pengrowth Corporation’s independent engineers;

–	all stock option and stock rights plans have been approved by the unitholders of Pengrowth Energy Trust.

Structure and Function

The Board of Directors has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority and respect to Pengrowth Energy Trust by virtue of the delegation of powers of the Trustee to Pengrowth Corporation as administrator in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholders’ Agreement, the Trust unitholders and Royalty unitholders empowered the Trustee and Pengrowth Corporation to delegate authority to Pengrowth Management Limited. Pengrowth Management Limited derives its authority from the Management Agreement with both Pengrowth Corporation and Pengrowth Energy Trust. As a result neither Pengrowth Management Limited nor the Board of Directors has plenary authority over the business and affairs of Pengrowth Energy Trust or Pengrowth Corporation. In practice, Pengrowth Management Limited defers to the Board of Directors on all matters material to Pengrowth Corporation and Pengrowth Energy Trust.

The Board of Directors represents a cross-section of experience in matters of oil and natural gas, finance and directors’ responsibilities. Four of the six current members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Energy Trust. Thomas A. Cumming has been a Director since April 2000 and Michael A. Grandin was elected a director at the April 23rd, 2002 Special and Annual Meeting.

Pengrowth Management Limited has broad discretion to administer and regulate the day-to-day operations of Pengrowth Energy Trust and Pengrowth Corporation and initiates acquisition and disposition activity.

Mandate of Computershare as Trustee

Computershare, as Trustee, has broad power over the administration and management of Pengrowth Energy Trust and the power to delegate those duties and responsibilities. This power is governed by the terms of the Trust Indenture between Pengrowth Corporation and Computershare, subject to the voting rights of the unitholders. All Trust unitholders and Royalty unitholders other than Computershare, are entitled to attend and vote upon all resolutions brought before meetings of the unitholders of Pengrowth Corporation on the basis of one vote for each trust unit.

102   Pengrowth Energy Trust  •  2003 annual report

Historical Distributions

Distribution Date	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
January 15	$0.20	0.13	0.34	0.25	0.11	0.14	0.15	0.08	0.07	0.06	0.19	–	–
February 15	0.20	0.13	0.40	0.26	0.13	0.22	0.31	0.13	0.18	0.10	0.14	0.12	0.21
March 15	0.25	0.13	0.43	0.30	0.13	0.11	0.15	0.08	0.07	0.06	0.05	–	–
April 15	0.25	0.13	0.38	0.29	0.15	0.11	0.22	0.09	0.07	0.06	0.05	–	–
May 15	0.25	0.15	0.33	0.32	0.22	0.24	0.24	0.23	0.22	0.16	0.18	0.26	0.48
June 15	0.25	0.21	0.29	0.24	0.16	0.11	0.21	0.20	0.16	0.13	0.05	0.04	–
July 15	0.21	0.17	0.26	0.26	0.19	0.11	0.15	0.20	0.08	0.06	0.05	0.04	–
August 15	0.21	0.16	0.28	0.30	0.22	0.11	0.15	0.16	0.08	0.07	0.05	0.04	0.12
September 15	0.21	0.15	0.21	0.28	0.21	0.11	0.17	0.10	0.08	0.07	0.24	0.04	–
October 15	0.21	0.17	0.21	0.30	0.22	0.11	0.11	0.16	0.14	0.13	0.06	0.04	–
November 15	0.21	0.20	0.21	0.38	0.25	0.11	0.11	0.10	0.08	0.07	0.06	0.05	0.03
December 15	0.21	0.20	0.15	0.37	0.23	0.17	0.14	0.14	0.12	0.15	0.06	0.05	–

Total	$2.66	1.93	3.49	3.55	2.22	1.65	2.11	1.67	1.35	1.12	1.18	0.68	0.84

Cumulative total	$25.66	23.00	21.07	17.58	14.03	11.81	10.16	8.05	6.38	5.03	3.91	2.73	2.05

Pengrowth Energy Trust  •  2003 annual report   103

Board of Directors

James S. Kinnear, Chairman, President and Chief Executive Officer

Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982 he worked in the securities business in Montreal, Toronto and London, England. Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001. He is currently a Director of the Calgary Chamber of Commerce and as of 2004 a Director of the National Arts Centre Foundation Board. Mr. Kinnear is Chairman of the Rockyview Hospital Invitational Golf Tournament, a member of the Calgary Health Trust Development Council and a member of the Council of Chief Executives.

John B. Zaozirny, Lead Director

John B. Zaozirny, Q.C., B.Comm., LL.B., LL.M., is Counsel to McCarthy Tetrault and Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. Mr. Zaozirny currently serves on the board of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.

Thomas A. Cumming, Director

Thomas A. Cumming, BA.Sc., P.Eng., joined Pengrowth Corporation’s Board of Directors in April 2000, having held the position of President and C.E.O of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves

104   Pengrowth Energy Trust  •  2003 annual report

as a Director of the Canadian Investor Protection Fund, the Alberta Capital Market Foundation, and Western Lakota Energy Services Inc. He is also a past president of the Calgary Chamber of Commerce.

Michael A. Grandin, Director

Michael A. Grandin, B.Sc., P.Eng., M.B.A., joined the Board of Directors of Pengrowth Corporation in April 2002 having most recently held the position of President of PanCanadian Energy Corporation. Mr. Grandin was Executive Vice President and Chief Financial Officer, Canadian Pacific Limited from 1998 to 2001. Mr. Grandin is currently Chairman & C.E.O. of Fording Canadian Coal Trust and a Director of Enerflex Systems Ltd., EnCana Corporation and IPSCO. He has also been appointed Dean of the Haskayne School of Business effective April 1, 2004.

Francis G. Vetsch, Director

Francis G. Vetsch, B.Sc., P.Eng., is President of Vetsch Resource Management Ltd. and is the former President of Tripet Resources and Chairman of Chauvco Resources Ltd. In his earlier career he served as President and C.E.O. of Alberta Eastern Gas Ltd. for six years and Vice President, Operations of Atlantic Richfield Canada for six years.

Stanley H. Wong, Director

Stanley H. Wong, B.Sc., P.Eng., is President of Carbine Resources Ltd., a private oil and gas producing and engineering consulting company. He was Senior Engineer with Hudson’s Bay Oil & Gas for 10 years and employed by Total Petroleum for 15 years where he was Chief Engineer and later became Manager of Special Projects. Mr. Wong is currently a Director of Cavell Energy Corporation.

Pengrowth Energy Trust  •  2003 annual report   105

A Note to U.S. Unitholders

This note is of a general nature only and is not intended to be legal or tax advice to any particular unitholder. Consequently, existing or prospective unitholders should consult their own tax advisors with respect to their particular circumstances.

Background

Pengrowth Energy Trust has elected under applicable U.S. Treasury Regulations to be treated as a partnership for U.S. tax purposes. A U.S. resident unitholder is a partner for U.S. tax purposes and is required to take into account his/her share of partnership income, gain, loss and deduction in computing his/her federal income tax liability.

Pengrowth has made available to U.S. unitholders a schedule K-1 containing the applicable income, gains and deductions for the 2003 tax year. Pengrowth will continue to provide K-1 schedules within 75 days of each calendar year.

A detailed U.S. Tax Reporting Package is available by calling Pengrowth Investor Relations at 1-800-223-4122 or on Pengrowth’s website at www.pengrowth.com.

Witholding Tax and Refunds

Under the Canada-United States Tax Convention, Canada Customs and Revenue Agency (CCRA) applies a 15 percent withholding tax to distribution payments made by the Trust to U.S. residents. However, this tax (or a portion thereof) is refundable to U.S. residents if the Trust’s distributions (or a portion thereof) are determined not to be cash taxable to residents of Canada. For example, in 2003, approximately 45 percent of the withholding tax is refundable to U.S. unitholders.

U.S. beneficial unitholders, or their agent, can apply for a refund no later than two years after the end of the calendar year in which Pengrowth Energy Trust has paid distributions. Applicable tax information is generally available from Pengrowth in early March of the following year and the refund is obtained by filing CCRA Form NR-7R “Application for Refund of Non-Resident Tax”.

U.S. unitholders may elect to claim any Canadian withholding taxes as deductions against income or, subject to certain restrictions, as a credit against their U.S. tax liability. U.S. unitholders electing to claim a foreign tax credit must complete IRS Form 1116, Foreign Tax Credit, as an attachment to their 1040.

Applicable NR-7R tax forms can be obtained online at www.ccra.gc.ca or by contacting Canada Customs and Revenue Agency, International Tax Services Office at 1-800-267-3395. Forms can also be obtained by contacting Pengrowth Investor Relations at 1-800-223-4122. Computershare Trust Company of Canada automatically provides NR-7R forms to the registered unitholders.

Prospective purchasers of trust units are encouraged to consult their tax advisors regarding the foregoing.

106   Pengrowth Energy Trust  •  2003 annual report

Distribution Reinvestment and Trust Unit Plan

Pengrowth’s Distribution Reinvestment and Trust Unit Purchase Plan, which was enhanced starting in January 2003, has been developed as a convenient way for unitholders* to maximize their investment in Pengrowth – at a discount to current market prices and free of brokerage commissions and other fees.

Under the Plan, participating unitholders automatically reinvest their monthly cash distributions in new units and can purchase, at their option, up to $1,000 worth of additional new units per month.

The price of units purchased under the Plan is 5 percent off the weighted average stock market trading price of Pengrowth’s units for the 20 days leading up to the most recent cash distribution. Enrolment, reinvestment and optional purchases are completely free of charge for self-registered unitholders. Those enrolling in the Plan through a broker, trust company, bank or other nominee may be subject to fees charged by the nominee. Plan participants receive a statement of account mailed monthly.

For further information on the Plan and to receive an enrolment form, please visit the Company’s website at www.pengrowth.com or contact Pengrowth’s Investor Relations department at (800) 223-4122 to request the forms by mail or fax; or contact Pengrowth’s Trustee, Computershare Trust Company of Canada, at (800) 564-6253

Pengrowth Energy Trust Petro-Canada Centre – East 2900, 111 5th Avenue S.W. Calgary, Alberta T2P 0H3	DISTRIBUTION REINVESTMENT AND TRUST UNIT PURCHASE PLAN REQUEST FOR INFORMATION

☐	Distribution Reinvestment I wish to participate in the Distribtution Reinvestment and Trust Unit Purchase Plan of Pengrowth Energy Trust. Please send the required authorization form to me.

☐	Request for Information Please send detailed information concerning the Distribution Reinvestment and Trust Unit Purchase Plan of Pengrowth Energy Plan to me.

Name(s):

Signature(s):

Address:

Telephone: Home:	Bus:

Date:

Pengrowth Energy Trust  •  2003 annual report   107

Pengrowth Energy Trust Petro-Canada Centre - East 2900, 111 5 Avenue S.W. Calgary, Alberta, Canada T2P 0H3

Corporate Information

Directors of Pengrowth Corporation
THOMAS A. CUMMING
Business Consultant

MICHAEL A. GRANDIN
Chairman and Chief Executive Officer,
Fording Canadian Coal Trust

JAMES S. KINNEAR
President,
Pengrowth Management Limited

FRANCIS G. VETSCH
President,
Vetsch Resource Management Ltd.

STANLEY H. WONG
President, Carbine Resources Ltd.

JOHN B. ZAOZIRNY
Lead Director
Counsel, McCarthy Tetrault

Director Emeritus
THOMAS S. DOBSON
President, T.S. Dobson Consultant Ltd.

Officers of Pengrowth Corporation
JAMES S. KINNEAR
Chairman, President and
Chief Executive Officer

ROBERT B. HODGINS
Chief Financial Officer

GORDON M. ANDERSON
Vice President

HENRY D. McKINNON
Vice President, Operations

LYNN KIS
Vice President, Engineering

CHARLES V. SELBY
Corporate Secretary

CHRIS WEBSTER
Treasurer

LIANNE BIGHAM
Controller

Trustee
COMPUTERSHARE TRUST
COMPANY OF CANADA

Bankers
BANK SYNDICATE LEAD
AGENT: ROYAL BANK OF
CANADA

Auditors
KPMG LLP

Engineering Consultants
GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

Pengrowth and a Strong Community
Pengrowth Management Limited believes
in enhancing the community where our
employees live and work. Pengrowth
supports causes and institutions both
financially and through volunteer efforts
and is proud of these associations and
partnerships with many community-
building non-profit organizations.

Pengrowth has a substantial investment in
our community and Pengrowth Energy
Trust unitholders benefit through the
visibility associated with these vital
partnerships.

Stock Exchange Listings
THE TORONTO STOCK
EXCHANGE:
Symbol: PGF.UN

THE NEW YORK STOCK
EXCHANGE:
Symbol: PGH

Pengrowth Energy Trust
HEAD OFFICE
Suite 2900, 111 – 5 Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

Telephone:	(403) 233-0224
Toll-Free:	1 800 223-4122
Facsimile:	(403) 265-6251
Email: pengrowth@pengrowth.com
Website: http://www.pengrowth.com

TORONTO OFFICE
2315, 200 Bay Street
Toronto, Ontario M5J 2J2 Canada

Telephone:	(416) 362-1748
Toll-Free:	1 888 744-1111
Facsimile:	(416) 362-8191

HALIFAX OFFICE
Suite 407
1959 Upper Water Street
Halifax, NS B3J 3N2 Canada

Telephone:	(902) 425-8778
Facsimile:	(902) 425-7887
Contact: Jim MacDonald, General
Manager, East Coast Operations

Investor Relations
For investor relations enquiries, please
contact:
INVESTOR RELATIONS, CALGARY
Telephone:	(403) 233-0224
Toll-Free:	1 800 223-4122
Facsimile:	(403) 294-0051
Email: investorrelations@pengrowth.com
or
INVESTOR RELATIONS, TORONTO
Telephone:	(416) 362-1748
Toll-Free:	1 888 744-1111
Facsimile:	(416) 362-8191

Abbreviations
bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe per day*	barrels of oil equivalent per day
lt	long.tonnes
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet
mcf per day	thousand cubic feet per day
mmcf per day	million cubic feet per day
Pengrowth Energy Trust (Energy Trust)
Pengrowth Corporation (Corporation)
*6 mcf of gas = 1 barrel of oil

Pengrowth Energy Trust  •  2003 annual report   109